

MASCO



2021 ANNUAL MEETING OF STOCKHOLDERS NOTICE AND PROXY STATEMENT



Masco Corporation
17450 College Parkway
Livonia, MI 48152
313-274-7400
www.masco.com

March 31, 2021

Dear Masco Stockholders:

I am honored to write to you one last time before retiring as your Board Chair at our upcoming Annual Meeting of Stockholders. I am particularly pleased to be able to share with you some highlights from a conversation I recently had with one of our largest shareholders about precisely this topic: how our Board has skillfully managed one of the most challenging of all board responsibilities—smooth leadership transition.

In a carefully planned process, my fellow directors, our management team and I had many discussions and incorporated various insights from our board evaluations and skill-set analyses to identify my successor. I am excited to share that we have appointed Ms. Lisa Payne, our current Audit Committee Chair who has a deep knowledge about our Company, as our next Board Chair. I am confident that Lisa will effectively lead our Board in advising management and will continue to ensure strong governance practices.

But that is not all. At our Annual Meeting, we will also be thanking Mr. Richard Manoogian for his long-time service as a director as he retires from our Board and becomes our Chairman and Director Emeritus. We have benefited from his vision and expertise in too many ways to capture here. And it speaks to his leadership that we have had a long-standing commitment to board diversity, beginning when Richard served as our Board Chair.

We managed the process of leadership succession while also overseeing the unique challenges of 2020. We faced the competing needs of protecting the health, safety and morale of our employees while meeting rising demand for our home improvement and building products that the pandemic both accelerated and made more challenging. I communicated with Keith Allman, our CEO, regularly, and the full Board received frequent updates on COVID-19's impact to our business. We are heartened and grateful for the way all of our employees, from our executives and our Infectious Illness Response Team to our own critical front-line workers, rose to the occasion. We have them to thank for our strong performance in 2020—as well as our ability to deliver sustainable shareholder value to you over the long term.

On behalf of our entire Board, I thank you for your investment in Masco Corporation. I invite you to participate in our Annual Meeting of Stockholders, which will be held virtually through an audio webcast at 9:30 a.m. ET on Wednesday, May 12, 2021. And I ask for your voting support on the items described in the pages that follow.



Sincerely,

J. Michael Losh
Chair of the Board

THIS PROXY STATEMENT AND THE ENCLOSED PROXY CARD ARE BEING MAILED OR OTHERWISE MADE AVAILABLE TO STOCKHOLDERS ON OR ABOUT MARCH 31, 2021.



MASCO CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Due to the continued public health concerns related to the coronavirus pandemic and for the safety of our stockholders, our 2021 Annual Meeting of Stockholders will be held virtually through an audio-only webcast on May 12, 2021 at 9:30 a.m. Eastern Time. You will not be able to attend the meeting in person.

Stockholders of record at the close of business on March 15, 2021 are entitled to vote at the Annual Meeting or any adjournment or postponement of the meeting. Whether or not you plan to attend the Annual Meeting, you can ensure that your shares are represented at the meeting by promptly voting by internet or by telephone, or by completing, signing, dating and returning your proxy card in the enclosed postage prepaid envelope. Instructions for each of these methods and the control number that you will need to vote are provided on the proxy card. You may withdraw your proxy before it is exercised by following the directions in the proxy statement. Alternatively, you may vote at the meeting.

To be admitted to our Annual Meeting, go to www.virtualshareholdermeeting.com/MAS2021 and enter the control number found on your proxy card or voting instruction form.

By Order of the Board of Directors,

Kenneth G. Cole

Kenneth G. Cole
Vice President, General Counsel and Secretary

ANNUAL MEETING INFORMATION:

DATE: May 12, 2021

TIME: 9:30 a.m. Eastern Time

PLACE: Virtual Only Meeting at:
www.virtualshareholdermeeting.com/MAS2021

ANNUAL MEETING ITEMS OF BUSINESS:

1. To elect three Class III directors;

2. To consider and act upon a proposal to approve the compensation paid to our named executive officers;

3. To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2021; and

4. To transact such other business as may properly come before the meeting.

The Company recommends that you vote as follows:

FOR each Class III director nominee;

FOR the approval of the compensation paid to our named executive officers; and

FOR the selection of PricewaterhouseCoopers LLP as our independent auditors for 2021.

PARTICIPATING IN OUR ANNUAL MEETING:

Online access to our virtual Annual Meeting will open at approximately 9:15 a.m. Eastern Time, on May 12, 2021 at www.virtualshareholdermeeting.com/MAS2021. To access the meeting, vote and ask questions, you will need to have a valid control number. Your control number can be found on your proxy card or voting instruction form. If you encounter any difficulties accessing the meeting during the check-in time or during the meeting, technical support will be available to you through the meeting website.

Questions may be submitted during the Annual Meeting by following the instructions available on the meeting website. We will answer as many stockholder questions as time permits. However, we may not respond to questions that are not pertinent to the business of the meeting. Single responses to a group of substantially similar questions may be provided to avoid repetition. We ask that attendees please help us keep the proceedings orderly and follow the Annual Meeting rules of conduct that will be posted on the meeting website.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 12, 2021: THIS PROXY STATEMENT AND THE MASCO CORPORATION 2020 ANNUAL REPORT TO STOCKHOLDERS, WHICH INCLUDES THE COMPANY'S ANNUAL REPORT ON FORM 10-K, ARE AVAILABLE AT:

http://www.ezodproxy.com/masco/2021

THE COMPANY WILL PROVIDE A COPY OF ITS ANNUAL REPORT ON FORM 10-K, WITHOUT CHARGE, UPON A STOCKHOLDER'S WRITTEN REQUEST TO: INVESTOR RELATIONS, MASCO CORPORATION, 17450 COLLEGE PARKWAY, LIVONIA, MICHIGAN 48152.



2021 PROXY STATEMENT SUMMARY

This summary highlights information to assist you in reviewing the proposals you will be voting on at our 2021 Annual Meeting. This summary does not contain all of the information you should consider; you should read the entire proxy statement carefully before voting. The proposals for our Annual Meeting are the election of our Class III Directors, the approval of the compensation paid to our named executive officers (who we generally refer to as our "executive officers" in this proxy statement), and the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for 2021.

CORPORATE GOVERNANCE AND OUR BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices. Our corporate governance practices include:

✔ **Robust Stockholder Engagement** — Since 2011, we have reached out to our largest stockholders each spring and fall to discuss a broad range of executive compensation and governance topics.

✔ **Board Composition** — Two of our directors are women, two of our directors are racially diverse, and we have a balanced range of director tenure.

✔ **Organization and Talent Review** — Our Organization and Compensation Committee ("Compensation Committee") performs an annual review of our talent strategy and CEO and senior management succession planning.

✔ **Board Self-Evaluation** — Annually, our directors review and assess the effectiveness of our Board through a robust self-evaluation process, which includes an anonymous survey and one-on-one discussions between each director and the Chair of our Board.

✔ **Political Contribution Oversight** — Our Corporate Governance and Nominating Committee ("Governance Committee") oversees our political contributions in accordance with our Political Contribution Policy.

✔ **Separation of our CEO and Chair of the Board** — The positions of our CEO and the Chair of our Board are currently separated; the Chair of our Board is an independent director.

✔ **Proxy Access** — In February 2021, our Board adopted an amendment to our Bylaws to include a proxy access provision.

✔ **Majority Voting for our Directors** — In uncontested elections, our director nominees must receive more than 50% of the votes cast to be elected to our Board.

✔ **Director Independence** — Eight of our nine continuing directors are independent, and all of the members of our Audit, Compensation, and Governance Committees are independent.

DIRECTOR NOMINEES

The Class III Director Nominees for our Board of Directors are:







Mark R. Alexander	**Marie A. Ffolkes**	**John C. Plant**
DIRECTOR SINCE: 2014	**DIRECTOR SINCE:** 2017	**DIRECTOR SINCE:** 2012
POSITION: Chief Executive Officer, Icelandic Provisions, Inc., a provider of Icelandic dairy products, since 2019	**POSITION:** Chief Executive Officer, TriMark USA, LLC, a provider of design services, equipment and supplies to the food service industry, since 2020	**POSITION:** Chairman of the Board and Co-Chief Executive Officer, Howmet Aerospace Inc., a global supplier of engineered metal products, since 2020
INDEPENDENT: Yes	**INDEPENDENT:** Yes	**INDEPENDENT:** Yes
COMMITTEES: Audit Committee; Governance Committee	**COMMITTEES:** Audit Committee; Compensation Committee	**COMMITTEES:** Audit Committee; Governance Committee

STOCKHOLDER OUTREACH

In determining our executive compensation and corporate governance practices, our Board believes it is important to consider feedback from our stockholders. In 2020, we continued our robust stockholder engagement program and requested the opportunity to engage with stockholders holding approximately 45% of our outstanding shares. Of the shareholders with which we engaged, we discussed the following:

- Board oversight of our response to COVID-19, including our focus on our employees' health and safety and the impact to our business;

- Board oversight of strategy and risk;

- Board oversight of ESG;

- Board composition matters; and

- Our diversity, equity and inclusion initiatives.

We received positive feedback from the stockholders with whom we spoke, particularly regarding our Board's oversight of our response to COVID-19 and our diversity, equity and inclusion initiatives. We provided reports on the feedback we received to our Compensation Committee and Governance Committee.

2020 PERFORMANCE

We delivered strong results in 2020 despite the challenges of an ever-changing environment due to the COVID-19 pandemic. Our primary focus during the year was to protect the health and safety of our employees, assure business continuity and manage costs. Our ability to successfully and rapidly adapt to a new environment and execute on these priorities, coupled with a significant increase in consumer demand for our repair and remodel-oriented products driven by the pandemic, resulted in top-line growth and share gains in both our Plumbing Products segment and Decorative Architectural Products segment.

- Reported sales for the year increased 7% to $7.2 billion;

- Operating profit for the year increased 19% to $1.3 billion;

- Earnings per share grew 38% to $3.04 per share;

- We repurchased approximately 18.8 million shares of our common stock, providing approximately $145 million in dividends to our shareholders; and

- We increased our quarterly dividend by approximately 4%.

2020 EXECUTIVE COMPENSATION

2020 Annual Performance Program

Under our annual performance program, we pay cash bonuses and grant restricted stock units ("RSUs") to our executive officers if we meet our performance goals for operating profit and working capital as a percent of sales, and, for our executive officers other than our CEO and CFO, a strategic objective metric. The following tables reflect our 2020 performance relative to our target goals and the compensation we paid to our executive officers under our 2020 annual performance program based on our achievement of 200% of our target goals:

Performance Metric	Performance (as adjusted)	Percent of Target Achieved
Operating Profit (in millions)	$1,306	200%
Working Capital as a Percent of Sales	16.0%	200%
Masco Operating System ("MOS") Scorecard	N/A	200%

- See "Our 2020 Annual Performance Program" in our Compensation Discussion and Analysis for a description of our calculation of operating profit and working capital as a percent of sales performance and for a description of our strategic objective metric.

Name	Amount of Cash Bonus ($)	Value of RSU Award ($)	Total 2020 Annual Performance Compensation ($)
Keith J. Allman	3,823,059	4,247,643	8,070,702
John G. Sznewajs	1,119,833	1,119,608	2,239,441
Richard A. O'Reagan	877,311	877,561	1,754,872
Jai Shah	811,125	811,139	1,622,264
Kenneth G. Cole	644,486	644,521	1,289,007

2018-2020 Long-Term Incentive Program

Under our 2018-2020 Long-Term Incentive Program ("LTIP"), our executive officers had the opportunity to earn an equity-based performance award if we achieved a performance goal over the three-year period. The following tables reflect our performance relative to our target return on invested capital ("ROIC") goal for the 2018-2020 LTIP performance period and the compensation we paid to our executive officers based on our achievement of 104% of our target goal:

Performance Metric	Performance (as adjusted)	Percent of Target Achieved
Return on Invested Capital	16.6%	104%

- See "Our Long-Term Incentive Program" in our Compensation Discussion and Analysis for a description of our calculation of ROIC performance.

Name	2018-2020 LTIP-Equity Award Earned ($)
Keith J. Allman	2,801,983
John G. Sznewajs	717,062
Richard A. O'Reagan	551,315
Jai Shah	378,019
Kenneth G. Cole	404,749

OUR COMPENSATION PRACTICES

During 2020, our Compensation Committee reviewed our compensation programs and practices to ensure our interests and the objectives for our compensation programs are aligned. At our 2020 Annual Meeting, 96% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. Our Compensation Committee believes this approval percentage indicates strong support for our continued efforts to enhance our pay-for-performance practices.

Our compensation practices include:

✔ **Long-Term Incentives** — Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to RSUs, stock options and our three-year incentive program, under which we grant performance-based restricted stock units ("PRSUs").

✔ **Annual Restricted Stock Units Granted Only When Earned** — Our annual grant of RSUs is based on our executive officers' target opportunities and the achievement of our performance goals under our annual performance program. While most companies grant RSUs each year without a direct link to company performance, our program requires executives to earn their RSU grant each year through annual performance.

✔ **Long-Term Performance Program** — A significant portion of our executive officers' compensation opportunity is based on the achievement of a three-year performance goal.

✔ **Clawback Policy** — If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy allows us to recover incentive compensation paid to our executives in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✔ **Stock Ownership Requirements** — We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary. As of December 31, 2020, each of our executive officers met his or her stock ownership requirement.

✔ **Double-Trigger Vesting** — We have double-trigger vesting of equity on a change in control.

✔ **Tally Sheets and Risk Assessment** — Our Compensation Committee uses tally sheets and oversees a risk assessment to evaluate whether our compensation programs present undue risk to us.

✔ **Competitive Analysis** — On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

✔ **Limited Perquisites** — We provide limited perquisites to our executive officers.

Our compensation practices do not include:

✘ **Excise Tax Gross-Ups** — We eliminated the excise tax gross-up feature on all of the equity grants made since 2012.

✘ **Hedging or Pledging** — Our policy prohibits executives and directors from hedging our stock and from making future pledges of our stock.

✘ **Employment Agreements** — We have no change in control agreements, contractual severance agreements or employment agreements providing for severance payments with our executive officers.

✘ **Option Repricing** — Our equity plan prohibits the repricing of options without stockholder approval.

TABLE OF CONTENTS



CORPORATE GOVERNANCE

This section of our proxy statement provides information on the qualifications and experience of our director nominees and incumbent directors, the composition of our Board, our Board's risk oversight process, the structure and responsibilities of our Board committees, and other important corporate governance matters.

DIRECTORS AND DIRECTOR NOMINEES

Our Board is currently composed of nine continuing directors, eight of whom are independent directors. Our directors possess a wide array of skills and experience that provide a strong source of strategic oversight, advice and guidance to our management team. The following director skills matrix highlights the balanced mix of skills and experience that are most relevant and important to our Company. The skills and experience identified for each director are those we believe are key and unique to each director's contribution to our Board. This matrix is not meant to encompass or reflect all of the skills and experience possessed by each director. See the following pages for a full biography of each of our continuing directors.

	Alexander	Ffolkes	O'Herlihy	Parfet	Payne	Plant	Stevens	Turner
Business Operations	√	√	√	√	√	√	√	
M&A	√		√	√	√	√	√	
Risk Management				√	√		√	√
Finance and Accounting				√	√	√	√	√
Product Innovation	√		√					
International Business	√	√	√	√		√	√	
Manufacturing				√	√	√		
Marketing and Brand Management	√	√						
Talent Management		√	√	√				√

DIRECTOR NOMINEES FOR CLASS III
(Term Expiring at the Annual Meeting in 2024)



Mark R. Alexander

AGE: 56

DIRECTOR SINCE: 2014

POSITION: Chief Executive Officer, Icelandic Provisions, Inc., a provider of Icelandic dairy products, since 2019

RELEVANT SKILLS AND EXPERIENCE:
Through his experience as a current CEO and as the former President of Campbell Soup Company's largest division, Mr. Alexander brings to our Board strong leadership skills and experience in developing and executing business growth strategies, including through innovation and mergers and acquisitions. His past business responsibilities include investing in brand-building, innovation and expanded distribution, which correspond to areas of focus at our business operations. His extensive international experience with consumer branded products and his background in marketing and customer relations also provide our Board with expertise and insight as we leverage our consumer brands in the global market.

BUSINESS EXPERIENCE:
- Campbell Soup Company:
  - Senior Vice President (2009-2018)
  - President of Americas Simple Meals and Beverages (2015-2018)
  - President of Campbell North America (2012-2015), Campbell International (2010-2012) and Asia Pacific (2006-2009)
  - Chief Customer Officer and President—North America Baking & Snacking (2009-2010)
- Served in various marketing, sales and management roles in the United States, Canada, Europe and Asia since 1989



Marie A. Ffolkes

AGE: 49

DIRECTOR SINCE: 2017

POSITION: Chief Executive Officer, TriMark USA, LLC, a provider of design services, equipment and supplies to the food service industry, since 2020

RELEVANT SKILLS AND EXPERIENCE:
Through her experience as a current CEO and as the former President, Industrial Gases, Americas for Air Products & Chemicals, Inc., Ms. Ffolkes brings to our Board extensive experience in developing and leading strategy implementation and driving profitability. Ms. Ffolkes' strong leadership experience allows her to provide valuable contributions and perspectives to our Board in areas important to our performance including operations, finance, international markets, marketing and personnel.

BUSINESS EXPERIENCE:
- President, Industrial Gases, Americas of Air Products & Chemicals, Inc. (2015-2020)
- Tenneco:
  - Global Vice President and General Manager, Ride Performance Group (2013-2015)
  - Vice President and General Manager, Global Elastomers (2011-2013)
- Johnson Controls International plc (formerly, Johnson Controls):
  - Vice President & General Manager South America Region, Automotive Group (2010-2011)
  - Vice President and General Manager, Hyundai-Kia Customer Business Unit (2008-2010)
  - Global Vice President, Japan (2006-2008)



John C. Plant

AGE: 67

DIRECTOR SINCE: 2012

POSITION:
Chairman of the Board and Co-Chief Executive Officer, Howmet Aerospace Inc., a global supplier of engineered metal products, since 2020.
Mr. Plant is under contract to serve as Howmet's Co-Chief Executive Officer until March 2023.

RELEVANT SKILLS AND EXPERIENCE:
Based on his leadership positions with multi-billion dollar diversified global companies, Mr. Plant brings to our Board strategic insight and understanding of complex operations as well as a valuable perspective of international business. He understands how to manage a company through economic cycles and major transactions. He has a strong background in finance and extensive knowledge and experience in all aspects of business, including operations and manufacturing, business development matters, mergers and acquisitions, financial performance and structure, legal matters and human resources.

BUSINESS EXPERIENCE:
- Director of Jabil Inc.
- Chief Executive Officer (2019-2020) and Chairman of the Board (2017-2020) of Arconic Inc.
- TRW Automotive Holdings Corp.:
  - Chairman of the Board (2011-2015)
  - President and Chief Executive Officer and Director (2003-2015)
- Co-member of the Chief Executive Office of TRW Inc. and the President and Chief Executive Officer of the automotive business of TRW Inc. (2001-2003)
- Director Emeritus of the Automotive Safety Council
- Director of Gates Industrial Corporation plc (2017-2019)

CLASS I DIRECTORS
(Term Expiring at the Annual Meeting in 2022)





Donald R. Parfet	**Lisa A. Payne**
AGE: 68	**AGE:** 62
DIRECTOR SINCE: 2012	**DIRECTOR SINCE:** 2006

POSITION:
- Managing Director, Apjohn Group, LLC, a business development company, since 2000
- General Partner, Apjohn Ventures Fund, Limited Partnership, a venture capital fund, since 2003

POSITION:
- Incoming Chair of our Board (effective after our 2021 Annual Meeting)
- Former Vice Chairman and Chief Financial Officer of Taubman Centers, Inc., a real estate investment trust

RELEVANT SKILLS AND EXPERIENCE:

As an executive with responsibilities for numerous global businesses, Mr. Parfet brings extensive financial and operating experience to our Board, particularly in areas of financial and corporate staff management and senior operational practices for multiple global business units. His experience in business development and venture capital firms provides our Board with a valued perspective on growth and strategy. He is also experienced in leading strategic planning, risk assessment, human capital management and financial planning and controls. His global operating experience, strong financial background and proven leadership capabilities are especially important to our Board's consideration of product and geographic expansion and business development opportunities.

RELEVANT SKILLS AND EXPERIENCE:

Ms. Payne provides leadership and executive management experience to our Board. She also possesses substantial financial, accounting and corporate finance expertise gained through her experience as Chief Financial Officer of Taubman Centers and as an investment banker. Her financial focus and proficiency helped guide Taubman Centers through the economic recession and increase shareholder value. She brings to our Board an understanding of growth strategy. In addition, Ms. Payne's extensive experience in real estate investment, development and acquisition gives her an informed and thorough understanding of macroeconomic factors that may impact our business.

BUSINESS EXPERIENCE:
- Chairman of the Board of Kelly Services, Inc. and Lead Independent Director of Rockwell Automation, Inc.
- Chairman of the Board of Sierra Oncology, Inc. (2017-2019)
- Senior Vice President, Pharmacia Corporation, a pharmaceutical company, from which he retired in 2000
- Served as a senior corporate officer of Pharmacia & Upjohn and The Upjohn Company, predecessors of Pharmacia Corporation
- Director and trustee of a number of charitable and civic organizations

BUSINESS EXPERIENCE:
- Director of Rockwell Automation, Inc.
- Former Director of J.C. Penney Company (2016-2020)
- Chairman of the Board of Soave Enterprises, LLC, a privately held diversified management and investment company (2016-2017)
- President of Soave Real Estate Group (2016-2017)
- Taubman Centers, Inc.:
  - Vice Chairman (2005-2016)
  - Chief Financial Officer (2005-2015)
  - Executive Vice President and Chief Financial and Administrative Officer (1997-2005)
- During the past five years, served as director of Taubman Centers, Inc.
- Investment banker, Goldman, Sachs & Co. (1987-1997)



Reginald M. Turner

AGE: 61

DIRECTOR SINCE: 2015

POSITION: Attorney and Member, Clark Hill PLC, a Detroit, Michigan-based law firm, since 2000, and currently serves on its Executive Committee

RELEVANT SKILLS AND EXPERIENCE:
As an accomplished litigator and legal advisor with expertise in labor and employment law and government relations, Mr. Turner brings to our Board substantial insight in these areas. His background, coupled with his service as a director of a financial institution and a member of its enterprise risk committee, make him a valuable asset to our Board in the areas of risk management and finance. Mr. Turner has numerous and varied experiences in business, civic and charitable leadership roles, and his skills and insight benefit our Board as it considers issues of risk management, corporate governance and legal risk.

BUSINESS EXPERIENCE:
- Director of Comerica Incorporated since 2005, where he currently serves on that board's Enterprise Risk Committee, Audit Committee and Qualified Legal Compliance Committee
- President-elect of the American Bar Association
- Active in public service and with civic and charitable organizations, serving in leadership positions with the Detroit Public Safety Foundation, the Detroit Institute of Arts, and the Community Foundation for Southeast Michigan
- Past President of the National Bar Association and past President of the State Bar of Michigan
- Past Chair of the United Way for Southeastern Michigan

CLASS II DIRECTORS
(Term Expiring at the Annual Meeting in 2023)





Keith J. Allman	Christopher A. O'Herlihy
AGE: 58	**AGE:** 57
DIRECTOR SINCE: 2014	**DIRECTOR SINCE:** 2013
POSITION: Our President and Chief Executive Officer, since 2014	**POSITION:** Vice Chairman of Illinois Tool Works Inc., a global diversified industrial manufacturer of specialized industrial equipment, consumables, and related service businesses, since 2015

RELEVANT SKILLS AND EXPERIENCE:

Mr. Allman brings to our Board strong business leadership skills, hands-on operational experience with our businesses and valuable insight into our Company's culture. He played an integral role in developing our strategies to strengthen our brands and improve our execution, which has helped to provide the foundation for the current direction of our Company. His key leadership positions within our Company have given him deep knowledge of all aspects of our business, and he possesses a significant understanding of, and experience with, complex operations as well as company-specific customer expertise.

RELEVANT SKILLS AND EXPERIENCE:

Mr. O'Herlihy joined Illinois Tool Works Inc. in 1989. In his over 30 years with Illinois Tool Works, he has held several executive positions through which he has acquired extensive knowledge and experience in all aspects of business, including business strategy, international business operations, mergers and acquisitions, emerging markets, financial performance and structure, legal matters, human resources and talent management. His current responsibilities include developing and executing that company's overall corporate growth strategy. He brings to our Board strategic insight and understanding of complex business and manufacturing operations, as well as a valuable perspective on developing innovative products, gained through his experience with a multi-billion dollar diversified global organization.

BUSINESS EXPERIENCE:
- Masco Corporation:
  - Group President (2011-2014)
  - President, Delta Faucet (2007-2011)
  - Executive Vice President, Builder Cabinet Group (2004-2007)
  - Served in various management positions of increasing responsibility at Merillat Industries (1998-2003)
- Director of Oshkosh Corporation

BUSINESS EXPERIENCE:
- Illinois Tool Works Inc.:
  - Executive Vice President, with worldwide responsibility for Illinois Tool Works' Food Equipment Group (2010-2015)
  - Group President—Food Equipment Group Worldwide (2010)
  - Group President—Food Equipment Group International (2009-2010)
  - For over 30 years, served in various positions of increasing responsibility, including as Group President of the Polymers and Fluids Group



Charles K. Stevens, III

AGE: 61

DIRECTOR SINCE: 2018

POSITION: Retired Executive Vice President and Chief Financial Officer of General Motors Company, a global automotive company

RELEVANT SKILLS AND EXPERIENCE:
Mr. Stevens joined General Motors Company in 1983 with the Buick Motor Division. In his over 30 years with General Motors Company, Mr. Stevens acquired significant leadership experience in financial and accounting operations. His extensive background and expertise provide to our management and Board a valuable understanding of finance, financial operations, international financial matters, risk evaluation and management, mergers and acquisitions and consumer goods. His past responsibilities include being a vital contributor to developing and executing business strategies to drive profitable growth, which benefit our Board as it oversees our strategy.

BUSINESS EXPERIENCE:
- Director of Eastman Chemical Company, Flex, Ltd. and Tenneco Inc.
- General Motors Company:
  - Executive Vice President and Chief Financial Officer (2014-2018)
  - Chief Financial Officer of GM North America (2010-2014)
  - Interim Chief Financial Officer of GM South America (2011-2013)
  - Chief Financial Officer of GM de Mexico (2008-2010)
  - Chief Financial Officer of GM Canada (2006-2008)
  - For more than 30 years, served in various positions of increasing responsibility, including several leadership positions with GM's Asia Pacific region including China, Singapore, Indonesia and Thailand

BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices.

Key Facts about our Board
Current Chair of our Board: J. Michael Losh
Incoming Chair of our Board: Lisa A. Payne (effective after our 2021 Annual Meeting)
Board Leadership Structure: Our current Chair and CEO roles are separate
Board Diversity: • 2 of our directors are women • 2 of our directors are racially diverse
Director Independence: • 89% of our continuing directors are independent • Each member of our Audit Committee, Compensation Committee and Governance Committee is independent

Director Tenure: The balanced tenure of our Board provides us with both fresh perspectives and deep company and industry knowledge.

Service on Board:	0-4 years	5-9 years	10+ years
Number of continuing directors:	2	6	1

Structure of our Board of Directors

Our Board of Directors currently is comprised of nine continuing directors and is divided into three classes. Each class has a term of three years and each year the term of office of one class expires. Each director will hold office for the term to which he or she is elected or until his or her respective successor is elected and qualified.

Our Board's Leadership Structure

Mr. J. Michael Losh was appointed as Chair of our Board on May 4, 2015. At that time, Mr. Losh also became the Chair of our Governance Committee. Mr. Losh has served on our Board since 2003, including as the Chair of our Audit Committee from 2008-2015. Mr. Losh has had a strong working relationship with the other directors and with our management team. Under his leadership, our Board has actively engaged in robust discussions with management regarding oversight of our corporate strategy and risk, our corporate culture and our governance practices.

In May, Mr. Losh will reach the retirement age under our Corporate Governance Guidelines and will conclude his service on our Board effective at the end of our Annual Meeting of Stockholders. Our Board has selected Ms. Lisa Payne to succeed Mr. Losh as the Chair of our Board, and her service as Chair will commence effective May 12, 2021, following our Annual Meeting.

Effective Oversight of our Company

The responsibilities, among others, of the independent Chair of our Board include:

• presiding at Board meetings and at executive sessions of the independent directors;

• providing advice to our CEO;

• discussing with management and approving our Board's meeting agendas and assuring that there is sufficient time for discussion of all agenda items;

- in preparation for Board meetings, consulting with management on information to be provided to our Board;

- overseeing the Board's annual review of our strategic plan and its execution; and

- calling meetings of our independent directors, as necessary.

Separation of our Chair of the Board and CEO Roles

Our Board believes that its leadership structure is in the best interests of the Company and our stockholders at this time; however, our Board has no policy with respect to the separation of the roles of CEO and Chair and believes that this matter should be discussed and determined by our Board from time to time, based on all of the then-current facts and circumstances. If the roles of Board Chair and CEO are combined in the future, then a majority of our independent directors will elect a Lead Director, who will be an independent director, for a renewable one-year term.

Communications with the Chair of our Board

If you are interested in contacting the Chair of our Board, you may send your communication in care of our Secretary to the address specified in "Communications with our Board of Directors" below.

Director Independence

Our Corporate Governance Guidelines require that a majority of our directors qualify as "independent" under the requirements of applicable law and the New York Stock Exchange's listing standards.

Director Independence Standards

For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. Our Board has adopted standards to assist it in making a determination of independence for directors. These standards are posted on our website at www.masco.com.

Assessment of our Directors' Independence

Our Board has determined that eight of our nine continuing directors, including all of our non-employee directors, are independent. As an employee, Mr. Allman, our President and Chief Executive Officer, is not an independent director. Our continuing independent directors are Messrs. Alexander, O'Herlihy, Parfet, Plant, Stevens and Turner, Ms. Ffolkes and Ms. Payne.

In making its independence determinations, our Board reviewed all transactions, relationships and arrangements for the last three fiscal years involving each non-employee director and the Company.

- In evaluating Mr. O'Herlihy's independence, our Board considered our purchases of goods from his employer, Illinois Tool Works Inc. and its subsidiaries. The aggregate amount of these purchases was approximately $300,000 in 2020. Illinois Tool Works has reported revenue of $12.6 billion in 2020. Our Board does not believe that Mr. O'Herlihy has a material interest in these transactions.

Our Board also determined that we did not make any discretionary charitable contributions exceeding the greater of $1 million or 2% of the revenues of any charitable organization in which any of our directors was actively involved in the day-to-day operations.

Committee Member Independence Assessment

Our Board has determined that each member of our Audit Committee, Compensation Committee and Governance Committee qualifies as independent under the requirements of applicable law and the New York Stock Exchange's listing standards.

Board Refreshment

Our Governance Committee periodically reviews current director tenure, including whether any vacancies are expected on our Board due to retirement or otherwise, and assesses the composition of our Board by reviewing our directors' skills and expertise. Our Board completes a director skill-set analysis from time to time to provide our Governance Committee insight into our Board's composition. The Committee uses this information to evaluate the skills and experience represented on our Board and to identify anticipated skills and experience that would be valuable to our Board in the future to best support our Company's strategic objectives.

Board Membership and Composition

Board Membership

Our Governance Committee believes that directors should possess exemplary personal and professional reputations, reflecting high ethical standards and values. The expertise and experience of directors should provide a source of strategic oversight, advice and guidance to our management. A director's judgment should demonstrate an inquisitive and independent perspective with intelligence and practical wisdom. Directors should be free of any significant business relationships which would result in a potential conflict in judgment between our interests and the interests of those with whom we do business. Each director should be committed to serving on our Board for an extended period of time and to devoting sufficient time to carry out the director's duties and responsibilities in an effective manner for the benefit of our stockholders. Our Governance Committee also considers additional criteria adopted by our Board for director nominees and the independence, financial literacy and financial expertise standards required by applicable law and by the New York Stock Exchange.

Board Composition

As part of its assessment of board composition and evaluation of potential director candidates, our Governance Committee considers whether our directors hold diverse viewpoints, professional experiences, education and other skills and attributes that are necessary to enhance our Board's effectiveness. In addition, our Governance Committee believes that it is desirable for directors to possess diverse characteristics of gender, race, national origin, ethnicity and age, and considers such factors in its evaluation of candidates for board membership. Neither our Board nor our Governance Committee has adopted a formal Board diversity policy.

Director Candidate Recommendations

The Governance Committee uses a number of sources to identify and evaluate director nominees. It is the Governance Committee's policy to consider director candidates recommended by stockholders. All Board candidates, including those recommended by stockholders, are evaluated against the criteria described above. Stockholders wishing to have the Governance Committee consider a candidate should submit the candidate's name and pertinent background information to our Secretary at the address stated below in "Communications with our Board of Directors." Stockholders who wish to nominate director candidates for election to our Board should follow the procedures set forth in our Certificate of Incorporation and Bylaws.

Board Self-Evaluation Process

Our Governance Committee Chair, who is also the Chair of our Board, is responsible for the oversight of our Board's annual self-evaluation process, including establishing evaluation criteria and reporting to the Board on the process and results of the evaluation and any recommendations for proposed changes.

A focus of our Governance Committee has been to continuously improve our Board's self-evaluation process. In 2020, we reviewed and refreshed our Board self-evaluation survey form to assure that the survey continues to enhance Board and director effectiveness and identify actionable feedback.

Our Board's self-evaluation process includes the following components:

SURVEY ▼	Each year our directors undertake an anonymous self-evaluation to assess our Board's performance. The directors provide feedback on: • the responsibilities of the Board; • Board meetings; • Board engagement with management; and • Board and Committee structure and composition.
INDIVIDUAL DISCUSSIONS ▼	The Chair of our Board holds one-on-one discussions with each director to discuss feedback on the topics included in the survey and to engage in-depth discussions regarding the function of the Board.
BOARD SUMMARY ▼	A summary of the self-evaluation results is provided to the full Board.
CONSIDER FEEDBACK	Director feedback provided through the self-evaluation process is considered and Board policies and practices are updated as appropriate.

Risk Oversight

Our Board has a thorough approach to the oversight of our risk management practices, both directly and through its Committees. Our Board exercises its risk oversight through review and discussion of comprehensive analyses prepared by management on material risks facing us and related mitigating activities; updates regarding these risks are presented at Board meetings throughout the year, as necessary.

Key risk oversight activities of our Board include:

Strategic risk

- Each year our Board holds a strategy session in which management and our directors engage in a discussion of the execution of our current strategic objectives and the development of our long-term strategy.
- In 2020, our Board's strategy session included discussions with the General Managers of Behr Paint Company, Delta Faucet Company, Hansgrohe and Watkins Wellness on each business unit's strategic growth priorities and potential challenges to achieving the priorities.
- Our Board's 2020 strategy session also included a presentation from a housing industry expert that provided our directors with an external perspective of us and our industry and macroeconomic factors that may impact us.

Financial and operational risk

- Each year our Board and management discuss our enterprise risk management profile, including the financial and operational risks material to us and the activities we are pursuing to mitigate those risks.
- During the year, our directors discuss with management our financial performance and the opportunities and risks in achieving our annual and long-term operating plans.
- Beginning in March 2020, our management team communicated frequently with our directors regarding the impact of COVID-19 on our workforce, our operations and our financial performance. At our Board meetings throughout 2020, our directors discussed with our management team our efforts to protect the health and safety of our employees, assure business continuity and manage costs.

Legal, regulatory, ethics and compliance risk

- Each year our Board and management discuss an analysis of material legal, regulatory and ethics and compliance risk areas and the activities we are pursuing to mitigate those risks areas.

Our Board has delegated certain responsibilities for risk oversight to our Board Committees, as follows:

Key Risk Oversight Responsibilities of our Audit Committee	*Key Risk Oversight Responsibilities of our Compensation Committee*	*Key Risk Oversight Responsibilities of our Governance Committee*
- Financial reporting - Internal controls over financial reporting - Legal and regulatory compliance - Ethics and compliance program - Cybersecurity	- Executive compensation programs and policies - CEO and executive management succession planning - Enterprise talent strategy, including our diversity, equity and inclusion (DE&I) strategy	- Governance structure - Board composition, including refreshment and diversity - Board self-evaluation process

For more information on the risk oversight activities of our Board Committees, see the "Committees of our Board of Directors" section.

Board Meetings and Attendance

Board Meetings

Our Board held five meetings in 2020. At its October meeting, our Board had a discussion with the leaders of one of our significant customers, and its December 2020 meeting focused primarily on reviewing our current strategic objectives and the development of our long-term strategy with management.

Meeting Attendance

Each director attended at least 75% of our Board meetings and applicable committee meetings that were held in 2020. It is our policy to encourage directors to attend our Annual Meeting of Stockholders, and all of our directors attended our 2020 Annual Meeting.

Executive Sessions

Our non-employee directors frequently meet in executive session without management, and the independent directors meet separately at least once per year. Mr. Losh, as the Chair of our Board, presides over these executive sessions.

Communications with our Board of Directors

If you are interested in contacting the Chair of our Board, an individual director, our Board as a group, our independent directors as a group, or a specific Board committee, you may send a communication, specifying the individual or group you wish to contact, in care of: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

COMMITTEES OF OUR BOARD OF DIRECTORS

The standing committees of our Board are the Audit Committee, the Compensation Committee and the Governance Committee. These committees function pursuant to written charters adopted by our Board. The committee charters, as well as our Corporate Governance Guidelines and our Code of Ethics, are posted on our website at www.masco.com and are available to you in print from our website or upon request.

Audit Committee

       

Lisa A. Payne Chair	Mark R. Alexander	Marie A. Ffolkes	Christopher A. O'Herlihy	Donald R. Parfet	John C. Plant	Charles K. Stevens	Reginald M. Turner

5 meetings in 2020

All members are independent and financially literate

Ms. Payne and Ms. Ffolkes and Messrs. Alexander, O'Herlihy, Parfet, Plant and Stevens qualify as "audit committee financial experts" as defined in Item 407(d)(5)(ii) of Regulation S-K

Audit Committee responsibilities include assisting the Board in its oversight of the following:

- the integrity of our financial statements

- the effectiveness of our internal controls over financial reporting

- the qualifications, independence, performance and remuneration of our independent auditors

- the performance of our internal audit function

- the compliance with legal and regulatory requirements, including our employees' and directors' compliance with our Code of Ethics

In addition, our Audit Committee reviews and discusses with management certain key financial and non-financial risks.

Audit Committee key activities in 2020:

- reviewed and approved our 2019 Form 10-K

- reviewed our Form 10-Qs filed in 2020

- discussed with management quarterly updates on our internal controls over financial reporting

- reviewed the performance of our internal and independent auditors

- reviewed with management quarterly updates on ethics hotline matters

- discussed with management our Company's cybersecurity program and risk mitigation activities, including cybersecurity training of our employees

- discussed with management certain risk management matters, including global tax matters and product warranties

- reviewed and approved our independent auditor's 2021 integrated audit plan and service fees

- reviewed and approved our 2021 internal audit annual operating plan

- reviewed and recommended to our Board updates to our Audit Committee Charter

Organization and Compensation Committee



| Donald R. Parfet Chair | Marie A. Ffolkes | J. Michael Losh | Christopher A. O'Herlihy | Lisa A. Payne |

6 meetings in 2020

All members are independent

Our Compensation Committee is responsible for the following:

- the oversight of our executive compensation programs

- determining the goals and objectives applicable to the compensation of our CEO and evaluating our CEO's performance in light of those goals

- reviewing our executive succession plan, including periodically reviewing our CEO's evaluation and recommendation of a potential successor

- determining and administering equity awards granted under our stock incentive plan

- administering our annual and long-term performance compensation programs

- reviewing and establishing our peer group

In addition, our Compensation Committee evaluates risks arising from our compensation policies and practices and has determined that such risks are not reasonably likely to have a material adverse effect on us. Our executive officers and other members of management report to the Compensation Committee on executive compensation programs at our business units to assess whether these programs or practices expose us to excessive risk.

Compensation Committee key activities in 2020:

- reviewed and approved the incentive compensation paid to our executive officers for 2019 performance

- reviewed the alignment of our business strategy with the current incentive compensation structure for our executive officers, resulting in the addition of two new metrics to our executive compensation programs

- reviewed with management a pay-for-performance analysis of our CEO's compensation as compared to our peer group

- established the 2020 performance goals for our 2020 Annual Incentive Program and 2020-2022 Long-Term Incentive Program

- refined the review and feedback process for our CEO's longer-term strategic and non-financial goals

- discussed with management an organization and talent update and our talent strategy

- discussed with management our diversity, equity and inclusion strategy and initiatives, including our plan to disclose our EEO-1 report in 2021

- monitored market trends related to the impact of COVID-19 on executive compensation programs

- refreshed our peer group to reflect our size and complexity following our divestiture of our windows and cabinetry businesses

- reviewed with management our 2020 shareholder engagement activities

Corporate Governance and Nominating Committee



| J. Michael Losh Chair | Mark R. Alexander | John C. Plant | Charles K. Stevens | Reginald M. Turner |

4 meetings in 2020

All members are independent

Our Governance Committee is responsible for the following:

- advising our Board on the governance structure and conduct of our Board

- developing and recommending to our Board appropriate corporate governance guidelines and policies

- Board succession planning, including reviewing our Board's structure and composition and the tenure of our directors

- reviewing the independence of our directors

- identifying and recommending qualified individuals for nomination and re-nomination to our Board

- recommending directors for appointment and re-appointment to Board committees

- reviewing and recommending to the Board our director compensation

Governance Committee key activities in 2020:

- reviewed the results of our Board's skills survey and 2020 self-evaluation

- discussed with management significant ESG trends and our Company's ESG initiatives

- engaged in board leadership succession planning, resulting in the Board's selection of Lisa Payne as our incoming Board Chair

- reviewed our Board's self-evaluation process and implemented enhancements to that process

- reviewed with management our 2020 shareholder engagement activities

- reviewed and considered an amendment to our bylaws to include a proxy access provision, which was adopted by our Board in February 2021

- reviewed 2019 political contributions in accordance with our Political Contributions Policy

DIRECTOR COMPENSATION PROGRAM

Our non-employee directors receive the following compensation for service on our Board:

Compensation Element	Amount
Annual Cash Retainer	$130,000
Annual Equity Retainer (a)	Restricted stock units with a value of $140,000 that vest in three equal installments over three years
Annual Chair of the Board Cash Retainer	$200,000
Annual Committee Chair Cash Retainer (b)	$22,000 for the Audit Committee $20,000 for the Compensation Committee $15,000 for the Governance Committee
Meeting Fee (c)	None
Stock Retention Guideline	Directors must retain at least 50% of the equity they receive from us until their service as a director concludes

Annual Equity Retainer (row a): In 2020, the annual equity retainer was paid in the form of restricted stock units granted under our Non-Employee Director Equity Program. Our Non-Employee Director Equity Program imposes a limit on the amount of equity a director may receive during a year of the greater of 25,000 restricted stock units or equity with a grant date value of $500,000.

Annual Governance Committee Chair Cash Retainer (row b): The Governance Committee Chair retainer is not paid if the director who chairs that committee also serves as the Chair of our Board. Currently Mr. Losh serves as both the Chair of our Board and our Governance Committee Chair, so he does not receive the Governance Committee Chair retainer.

Meeting Fee (row c): Our Board may approve the payment of meeting fees to directors serving on three or more standing committees or serving as members of a special committee constituted by our Board. No such fees were paid for 2020.

Other Compensation

Our non-employee directors may also receive the following benefits, which are available to all of our employees:

- Matching gifts program under which we will match up to $5,000 of a director's contributions to eligible 501(c)(3) tax-exempt organizations each year. Non-employee directors may participate in the matching gifts program until December 31 of the year in which their service as a director ends.

- Employee purchase program under which a director may obtain rebates on certain of our products purchased for their personal use.

In addition, if space is available, a director's spouse is permitted to accompany a director who travels on Company aircraft to attend Board or committee meetings.

Annual Review of our Director Compensation Program

Our Governance Committee reviews our director compensation program annually, including reviewing an analysis of the competitiveness of the program, and recommends any changes to our Board. The Committee determined to make no changes to our director compensation program in 2020.

DIRECTOR COMPENSATION TABLE

The following table reflects 2020 compensation paid to our directors, other than Mr. Allman, who is also a Company employee and receives no additional compensation for his service as a director.

2020 Director Compensation

Name	Cash Fees Earned ($)	Restricted Stock Units ($) (a)	All Other Compensation ($) (b)	Total ($)
Mark R. Alexander	130,000	139,909	—	269,909
Marie A. Ffolkes	130,000	139,909	—	269,909
J. Michael Losh	330,000	139,909	5,000	474,909
Richard A. Manoogian	130,000	139,909	—	269,909
Christopher A. O'Herlihy	130,000	139,909	10,000	279,909
Donald R. Parfet	150,000	139,909	5,000	294,909
Lisa A. Payne	152,000	139,909	5,000	296,909
John C. Plant	130,000	139,909	—	269,909
Charles K. Stevens	130,000	139,909	—	269,909
Reginald M. Turner	130,000	139,909	5,000	274,909

Restricted Stock Units (column a): In May 2020, we granted 3,510 restricted stock units to each non-employee director. The amounts reported in this column reflect the aggregate grant date fair value of the restricted stock units, calculated in accordance with accounting guidance. Directors realize the value of these grants over time because the vesting occurs pro rata over three years, and one-half of the restricted stock each of our directors receives as compensation must be retained until completion of their service on our Board.

All Other Compensation (column b): The amounts reported in this column reflect our contributions in 2020 to eligible tax-exempt organizations under our matching gifts program, as described above, for which directors receive no direct financial benefit. The matching contributions are attributable to director charitable contributions made in 2020 and 2019.

Unvested Restricted Shares and Units: The following table reports the unvested restricted shares and units held on December 31, 2020 by each non-employee director who was serving on that date.

Director	Unvested Restricted Shares and Units (#)
Mark R. Alexander	7,197
Marie A. Ffolkes	7,927
J. Michael Losh	7,197
Richard A. Manoogian	7,197
Christopher A. O'Herlihy	7,197
Donald R. Parfet	7,197
Lisa A. Payne	7,197
John C. Plant	7,197
Charles K. Stevens	7,454
Reginald M. Turner	7,197

RELATED PERSON TRANSACTIONS

Our Board of Directors has adopted a Related Person Transaction Policy that requires our Board or a committee of independent directors to approve or ratify any transaction involving us in which any director, director nominee, executive officer, 5% beneficial owner or any of his or her immediate family members has a direct or indirect material interest.

Related Persons Transaction Policy

Our policy covers:

- financial transactions and arrangements;

- indebtedness and guarantees of indebtedness; and

- transactions involving employment.

Our policy excludes transactions determined by our Board not to involve a material interest of the related person, such as:

- ordinary course of business transactions of $120,000 or less;

- transactions in which the related person's interest is derived from service as a director of another entity or ownership of less than 10% of another entity's stock; and

- transactions in which the related person's interest is derived from service as a director, trustee or officer of a not-for-profit organization or charity that receives donations from us, which are made in accordance with our matching gifts program.

Assessing Related Person Transactions

Our policy requires directors, director nominees and executive officers to provide prompt written notice to our Secretary of any related transaction so it can be reviewed by our Governance Committee. If our Governance Committee determines that the related person has a direct or indirect material interest in the transaction, it will consider all relevant information to assess whether the transaction is in, or not inconsistent with, our best interests and the best interests of our stockholders. Our Governance Committee annually reviews previously-approved ongoing related transactions to determine whether the transactions should continue.

Related Persons Transactions for 2020

There have been no new transactions since January 1, 2020 required to be described in this proxy statement.

On-Going Related Person Transactions

Our Governance Committee previously approved the on-going related transaction described below.

Transactions with Mr. Richard A. Manoogian in 2020

In accordance with the terms of our 2009 agreement with Mr. Manoogian, who transitioned to Chairman Emeritus in 2012, in 2020 we provided him with an administrative assistant for his personal use and a subscription allowance, which together aggregated approximately $160,000.

PROPOSAL 1: ELECTION OF CLASS III DIRECTOR NOMINEES

The term of office of our Class III Directors, who are Mark R. Alexander, Marie A. Ffolkes and John C. Plant, expires at this meeting.

Our Board proposes the re-election of Messrs. Alexander and Plant and Ms. Ffolkes to serve as Class III Directors. The term of the Class III Directors elected at this Annual Meeting will expire at the Annual Meeting of Stockholders in 2024, or when their respective successors are elected and qualified.

Our Board expects that the persons named as proxy holders on the proxy card will vote the shares represented by each proxy for the election of each director nominee unless a contrary direction is given. If, prior to the meeting, a nominee is unable or unwilling to serve as a director, which our Board does not expect, the proxy holders may vote for an alternate nominee recommended by our Board, or our Board may reduce its size.

Information regarding each of our director nominees can be found above in "Director Nominees for Class III."

Our Board recommends a vote FOR the election to our Board of Directors of each of the following Class III Director nominees:

Name	Director Since	Occupation
Mark R. Alexander	2014	Chief Executive Officer, Icelandic Provisions, Inc., a provider of Icelandic dairy products, since 2019
Marie A. Ffolkes	2017	Chief Executive Officer, TriMark USA, LLC, a provider of design services, equipment and supplies to the food service industry, since 2020
John C. Plant	2012	Chairman of the Board and Co-Chief Executive Officer, Howmet Aerospace Inc., a global supplier of engineered metal products, since 2020.

The affirmative vote of a majority of the votes cast by shares is required for the election of directors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the election.



COMPENSATION DISCUSSION AND ANALYSIS SUMMARY

Our executive compensation programs are designed to promote the long-term interests of our stockholders by attracting and retaining talented executives and motivating them to achieve our strategic business objectives and drive stockholder value. We believe that our financial performance and the creation of long-term stockholder value should impact a significant portion of our executive officers' compensation. Our Compensation Committee oversees our compensation programs and the compensation paid to our executive officers.

EXECUTIVE SUMMARY

- **We delivered strong performance in 2020.** Reported sales for the full year increased 7% to $7.2 billion, operating profit for the full year increased by 19% to $1.3 billion, and our earnings per share increased by 38% to $3.04 per share.

- **Our leadership effectively navigated the impact of the COVID-19 pandemic on our business.** Our executive management team acted rapidly to put measures in place to protect the health and safety of our employees, assure business continuity and manage costs, including deferring our executive officers' 2020 base salary increases.

- **Our compensation program is designed to emphasize pay-for-performance.** We make pay dependent on performance through traditional means such as annual cash incentives, long-term performance-based awards, and stock options that vest over 3 years. In addition, and different from most other companies, we formulaically base the size of our annual restricted stock unit award on delivered performance.

- **Our annual incentive program paid at 200% of target.** In 2020, our annual incentives were based on operating profit, working capital as a percent of sales, and, for executive officers other than our CEO and CFO, also on a strategic objective metric based on our Masco Operating System ("MOS"). Based on our strong results, executive officers earned 200% of target under our annual performance program, and received a cash bonus and an award of restricted stock units ("RSUs") based on this performance. While most companies grant RSUs each year without a direct link to company performance, our program requires executives to earn their RSU grant each year through annual performance.

- **2018-2020 Long-term incentive program ("LTIP") paid slightly above target.** Our average Return on Invested Capital ("ROIC") over the three years was 16.6%, topping our target of 16.5%.

- **We continue to engage with stockholders and improve our compensation program.** At last year's Annual Meeting, our executive compensation program received more than 96% stockholder support, consistent with levels we have received in recent years. We continue to seek feedback from shareholders and, as appropriate, make adjustments to our program to make it even more aligned with long-term value creation.

OUR NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") covers the elements of compensation awarded to, earned by or paid to the company's named executive officers (who we generally refer to as our "executive officers") during 2020 and focuses on the principles underlying the company's executive compensation policies and decisions. The CD&A explains the compensation for the following individuals:

Name	Position
Keith J. Allman	President and Chief Executive Officer
John G. Sznewajs	Vice President, Chief Financial Officer
Richard A. O'Reagan	Group President
Jai Shah	Group President
Kenneth G. Cole	Vice President, General Counsel and Secretary

OUR 2020 PERFORMANCE COMPENSATION PROGRAMS

We delivered strong financial results in 2020 despite the challenges of an ever-changing environment due to the COVID-19 pandemic. Based on this performance, our executive officers earned incentive compensation under our performance-based compensation programs, which include:

- An annual performance program under which we pay cash bonuses and grant RSUs to our executive officers if we meet annual performance goals; and
- An LTIP under which our executive officers earn a stock award if we meet performance goals over a three-year period.

OUR EXECUTIVE OFFICERS' PERFORMANCE-BASED TARGET COMPENSATION

Our target compensation mix for our CEO and our other executive officers reflects our emphasis on long-term, performance-based compensation that incentivizes our executive officers to make strategic decisions that will strengthen our business and create long-term value for our stockholders. In 2020, 86% of our CEO's target compensation and 74% of our other executive officers' target compensation was performance-based, as shown in the graphs below.



Salary 14%
Cash Bonus 20%
Restricted Stock Units 23%
21% LTIP
Stock Options 22%
86%
CEO
Total Performance-Based

Salary 26%
Cash Bonus 19%
19% Restricted Stock Units
17% LTIP
19% Stock Options
74%
OTHER NEOs
Total Performance-Based

PERFORMANCE COMPENSATION WE PAID UNDER OUR PROGRAMS

2020 ANNUAL PERFORMANCE PROGRAM

Performance Metric	Target	Performance (as adjusted)	Performance Percentage
Operating Profit (in millions)	$1,110	$1,306	200%
Working Capital as a Percent of Sales	17.3%	16.0%	200%
MOS Scorecard	N/A	N/A	200%

2018-2020 LTIP

Performance Metric	Target	Performance (as adjusted)	Performance Percentage
Return on Invested Capital	16.5%	16.6%	104%

- See "Our 2020 Annual Performance Program" and "Our Long-Term Incentive Program" below for a description of our calculation of operating profit, working capital as a percent of sales and ROIC performance.

Based on this performance, our executive officers earned the following compensation under our 2020 annual performance program and 2018-2020 LTIP:

Name	Cash Bonus ($)	Restricted Stock Unit Award ($)	2018-2020 LTIP-Stock Earned ($)	Total ($)
Keith J. Allman	3,823,059	4,247,643	2,801,983	10,872,685
John G. Sznewajs	1,119,833	1,119,608	717,062	2,956,503
Richard A. O'Reagan	877,311	877,561	551,315	2,306,187
Jai Shah	811,125	811,139	378,019	2,000,283
Kenneth G. Cole	644,486	644,521	404,749	1,693,756

OTHER PERFORMANCE COMPENSATION WE PAID IN 2020

We grant stock options annually to our executive officers to align their long-term interests with those of our stockholders by reinforcing the goal of long-term share price appreciation. These stock options will provide value to our executive officers only if the price of our common stock increases above the option exercise price. In 2020, our Compensation Committee awarded to our executive officers the following stock options that vest ratably over three years:

Name	Stock Options Awarded (#)	Option Exercise Price ($ per share)	Value of Stock Options Awarded ($)
Keith J. Allman	193,260	47.53	2,062,316
John G. Sznewajs	51,550	47.53	550,100
Richard A. O'Reagan	39,920	47.53	425,994
Jai Shah	36,910	47.53	393,874
Kenneth G. Cole	29,330	47.53	312,986

- The value of the stock options awarded is the aggregate grant date fair value of stock options, calculated in accordance with accounting guidance.

OUR COMPENSATION PROGRAM HIGHLIGHTS

Our compensation practices include:

✔ **Long-Term Incentives—**Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to RSUs, stock options and our three-year incentive program, under which we grant PRSUs.

✔ **Annual Restricted Stock Units Granted Only When Earned**—Our annual grant of RSUs is based on our executive officers' target opportunities and the achievement of our performance goals under our annual performance program. While most companies grant RSUs each year without a direct link to company performance, our program requires executives to earn their RSU grant each year through annual performance.

✔ **Long-Term Performance Program**—A significant portion of our executive officers' compensation opportunity is based on the achievement of a three-year performance goal.

✔ **Clawback Policy**—If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy allows us to recover incentive compensation paid to our executives in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✔ **Stock Ownership Requirements**—We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary. As of December 31, 2020, each of our executive officers met his or her stock ownership requirement.

✔ **Double-Trigger Vesting**—We have double-trigger vesting of equity on a change in control.

✔ **Tally Sheets and Risk Assessment**—Our Compensation Committee uses tally sheets and oversees a risk assessment to evaluate whether our compensation programs present undue risk to us.

✔ **Competitive Analysis**—On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

✔ **Limited Perquisites**—We provide limited perquisites to our executive officers.

Our compensation practices do not include:

✘ **Excise Tax Gross-Ups**—We eliminated the excise tax gross-up feature on all of the equity grants made since 2012.

✘ **Hedging or Pledging**—Our policy prohibits executives and directors from hedging our stock and from making future pledges of our stock.

✘ **Employment Agreements**—We have no change in control agreements, contractual severance agreements or employment agreements providing for severance payments with our executive officers.

✘ **Option Repricing**—Our equity plan prohibits the repricing of options without stockholder approval.

STOCKHOLDER ENGAGEMENT

At our 2020 Annual Meeting, 96% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. Although the say-on-pay vote is advisory and non-binding, our Compensation Committee believes this approval percentage indicates strong support for our continued efforts to enhance our pay-for-performance practices, and our Compensation Committee concluded that our stockholders endorse our current executive compensation programs and policies.

In 2020, we continued our robust stockholder engagement program and requested the opportunity to engage with stockholders holding approximately 45% of our outstanding shares. We provided reports on the stockholder feedback we receive to our Compensation Committee and Governance Committee.

COMPENSATION DECISIONS IN 2020

Our 2020 Performance

We delivered strong results in 2020 despite the challenges of an ever-changing environment due to the COVID-19 pandemic. Our primary focus during the year was to protect the health and safety of our employees, assure business continuity and manage costs. Our ability to successfully and rapidly adapt to a new environment and execute on these priorities, coupled with a significant increase in consumer demand for our repair and remodel-oriented products driven by the pandemic, resulted in top-line growth and share gains in both our Plumbing Products segment and Decorative Architectural Products segment.

	Net Sales	Operating Profit	Earnings per Share
As Reported:	$7.2B	$1.3B	$3.04
As Compared to 2019 Results:	↑ 7%	↑ 19%	↑ 38%

In addition, in 2020, we continued to execute and deliver on our strategy to become a more stable, less cyclical and higher return building products company through the divestiture of our cabinetry business and the acquisitions of Kraus USA, Work Tools International and SmarTap A.Y Ltd. We also purchased an over 75% interest in Easy Sanitary Solutions B.V. in January 2021. We continued to return value to our shareholders by repurchasing approximately 18.8 million shares of our common stock, providing approximately $145 million in dividends to our shareholders and increasing our quarterly dividend by approximately 4%.

How We Performed Against our Performance Compensation Goals

Our 2020 annual performance program was based on operating profit and working capital as a percent of sales metrics and, for our executive officers other than our CEO and CFO, a strategic objective metric based on MOS. We achieved performance levels consistent with a payout of 200% of our target opportunity for each metric. Consistent with our commitment to pay for performance, our executive officers earned cash bonuses and awards of restricted stock units based on this achievement (see "Our 2020 Annual Performance Program" below).

Our LTIP for the three-year performance period of 2018 to 2020 was based on a ROIC metric. Our adjusted ROIC in 2018, 2019 and 2020 was 17.1%, 16.2% and 16.6% respectively, for an average adjusted ROIC of 16.6% over the three-year performance period. This level of performance exceeded the target ROIC goal for this program, and we achieved a performance percentage of 104% (see "Our Long-Term Incentive Program" below).

Our 2020 Annual Performance Program

Program Opportunities

We provide annual performance-based cash bonus and restricted stock unit opportunities to our executive officers to incentivize them to achieve rigorous annual performance goals and our strategic business objectives and to align our executive officers' interests with those of our stockholders.

Our Compensation Committee establishes the cash bonus and restricted stock unit opportunities available to each executive officer as a percentage of the officer's annual base salary. Under our annual performance program, if the threshold goal is not achieved, our executive officers do not earn a payout. If the maximum goal is exceeded, the payout percentage is capped at 200% of the target opportunity.

Our executive officers had the following target opportunities in 2020 under our annual performance program:

Name	Target Opportunity for Cash Bonus as a % of Annual Base Salary	Target Opportunity for Restricted Stock Units as a % of Annual Base Salary
Keith J. Allman	150%	167%
John G. Sznewajs	75%	75%
Richard A. O'Reagan	75%	75%
Jai Shah	75%	75%
Kenneth G. Cole	65%	65%

Performance Metrics

Our Compensation Committee selected the financial metrics of operating profit and working capital as a percent of sales metrics for our 2020 annual performance program because it believed that improvement in these metrics would continue to reinforce our executive officers' focus on long-term growth and capital efficiency and drive stockholder value. These metrics are easily derived from our audited financial statements, which our Compensation Committee believes provides transparency both for our stockholders (as requested from stockholders when we sought feedback) and our executive officers.

In 2020, our Compensation Committee added a strategic objective metric for our executive officers, with the exception of our CEO and our CFO. This strategic objective metric focuses on our Masco Operating System ("MOS"). MOS is our framework for driving an enterprise competitive advantage through the utilization of standardized tools and culture to improve our results. MOS focuses on a culture of continuous improvement, the use of standardized tools and sharing best practices and the measurement of key indicators to drive for results. This metric was added to reinforce our executive officers' focus on building our competitive advantage through MOS. The MOS metric is a team-based scorecard. The following table reflects the weighting for each of our performance metrics:

Annual Performance Program Metric	CEO and CFO	All Other Executive Officers
Operating Profit	80%	60%
Working Capital as a Percent of Sales	20%	20%
MOS Scorecard	N/A	20%

Program Targets and Achievement

Our performance targets are designed to be challenging and our Compensation Committee has a robust process for establishing our targets, which includes reviewing our operating profit forecast for the year, taking into account analyst forecasts, shareholder expectations, and general economic and industry conditions. In establishing the 2020 performance targets, the factors considered by our Compensation Committee included an expectation of slower consumer demand, increased input costs related to tariffs, materials and transportation, as well as the impact of the divestiture of our windows and cabinetry businesses.

In 2020, we achieved 200% for each of our operating profit target, working capital as a percent of sales target and our MOS scorecard. For our CEO and CFO, after weighting the operating profit metric at 80% and the working capital as a percent of sales metric at 20%, our performance percentage for the 2020 annual performance program was 200% of target. For all other NEO's, after weighting the operating profit metric at 60%, the working capital as a percent of sales metric at 20% and the MOS scorecard at 20%, our performance percentage for the 2020 annual performance program was also 200% of target.

CEO and CFO Annual Performance Program Achievement								
Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Attained		Weighting		Performance Percentage
			$1,306 ↓					
Operating Profit (in millions)	$1,060	$1,110	$1,210	200%	×	80%	=	160%
			16.0% ↓					
Working Capital as a Percent of Sales	17.7%	17.3%	16.8%	200%	×	20%	=	40%
Performance Percentage								200%

Other Executive Officer Annual Performance Program Achievement								
Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Attained		Weighting		Performance Percentage
			$1,306 ↓					
Operating Profit (in millions)	$1,060	$1,110	$1,210	200%	×	60%	=	120%
			16.0% ↓					
Working Capital as a Percent of Sales	17.7%	17.3%	16.8%	200%	×	20%	=	40%
MOS Scorecard	N/A	N/A	N/A	200%	×	20%	=	40%
Performance Percentage								200%

To calculate achievement of our operating profit performance target, we adjusted our 2020 reported operating profit from continuing operations of $1,295 million to exclude the effects of expense recognized due to restructuring and rationalization charges ($11 million). Our operating profit for purposes of the annual performance program was $1,306 million; thus, even with the adjustment, we achieved greater than 200% of target.

To determine achievement of our working capital as a percent of sales performance target, we define working capital as a percent of sales as a twelve-month average of our reported accounts receivable and inventories, less accounts payable, divided by our reported sales for the year. For 2020, our working capital as a percent of sales was 16.0%.

To determine the achievement level of the MOS Scorecard, we evaluated the executive leadership team's performance against objectives set at the beginning of the year (prior to the impact of COVID-19). Despite the challenges of the COVID-19 pandemic, we completed the development and execution of MOS maturity assessments and incorporated the results of those assessments into our 2021 strategic planning and we exceeded our productivity and market share targets. We also successfully utilized MOS tools to help us mitigate the risk of COVID-19 to our employees and our business, resulting in our employee infection rates being lower than the infection rates of the communities in which we operate. As a result of this focused effort, strong leadership and significant individual contributions, the MOS scorecard metric was assessed at 200%.

Compensation Paid Under the 2020 Program

We calculated the actual cash bonuses to be paid and restricted stock units to be granted to our executive officers under the 2020 annual performance program by multiplying the target opportunities for each executive officer by the 200% performance percentage achieved and multiplying that result by each executive officer's base salary as of December 31, 2020, as follows:

Name	Target Opportunity		Performance Percentage		Base Salary ($)		Amount of Cash Bonus ($)	Value of Restricted Stock Unit Award ($) (a)	Total 2020 Annual Performance Compensation ($)
Keith J. Allman (cash bonus)	150%	×	200%	×	1,274,353	=	3,823,059		3,823,059
Keith J. Allman (restricted stock unit award)	167%	×	200%	×	1,274,353	=		4,247,643	4,247,643
Keith J. Allman (total)									8,070,702
John G. Sznewajs	75%	×	200%	×	746,560	=	1,119,833	1,119,608	2,239,441
Richard A. O'Reagan	75%	×	200%	×	584,880	=	877,311	877,561	1,754,872
Jai Shah	75%	×	200%	×	540,750	=	811,125	811,139	1,622,264
Kenneth G. Cole	65%	×	200%	×	495,760	=	644,486	644,521	1,289,007

Value of Restricted Stock Unit Award (column a): The number of restricted stock units granted is determined by dividing the value of the restricted stock unit award by the closing price of our common stock on the grant date and rounding to the nearest ten shares. If the grant date occurs within ten days prior to the release of our financial results, the grant is effective at the end of the first trading day after the release of our financial results and priced based on the closing price of our common stock on that date. The amount reflected in this column is the value of the restricted stock units granted. These restricted stock units vest in equal installments over three years following the grant date, so our executive officers do not realize the value of these awards until they vest.

Our Long-Term Incentive Program

Program Opportunities

Our Compensation Committee believes a long-term incentive program provides a meaningful incentive for our executive officers to achieve long-term growth and profitability. Under our LTIP, PRSUs are granted to our executive officers at the beginning of each three-year performance period. This grant of PRSUs entitles our executive officers to receive shares of our stock to the extent they achieve at least the threshold performance goals over the three-year period. If the threshold goals are not achieved, our executive officers do not earn a payout. If the maximum goals are exceeded, the payout percentage is capped at 200% of the target opportunity.

Our Compensation Committee establishes the LTIP opportunity available to each executive officer as a percent of the executive officer's annual base salary at the beginning of each three-year performance period. Our executive officers had the following LTIP target opportunities under the 2018-2020 LTIP:

Name	Target Opportunity Under 2018-2020 LTIP as a % of Annual Base Salary
Keith J. Allman	167%
John G. Sznewajs	75%
Richard A. O'Reagan	75%
Jai Shah	65%
Kenneth G. Cole	65%

Performance Metrics

Our Compensation Committee chose the ROIC performance metric for the 2018-2020 LTIP. In 2020, our Compensation Committee added a cumulative EPS metric to our LTIP program for three-year periods beginning in 2020. Our Compensation Committee believes that a combination of ROIC and EPS will reinforce our executive officers' focus on earnings, capital efficiency and consistent return on capital and will encourage our executive officers to make new, profitable investments. Our Compensation Committee established a weighting of 60% for EPS and 40% for ROIC.

Program Targets and Achievement

Our Compensation Committee established the following ROIC goals and corresponding payout percentages for the 2018-2020 LTIP performance period. These performance goals were consistent with our long-range business plan and required a high level of performance to achieve:

	Three-Year Average ROIC		
LTIP Performance Period	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)
2018-2020	15.0%	16.5%	19.0%

We achieved adjusted ROIC of 17.1% in 2018, 16.2% in 2019 and 16.6% in 2020. Under the LTIP, we use the annual ROIC performance averaged over a three-year period to determine the award amount. Our average adjusted ROIC was 16.6% for the 2018-2020 performance period, resulting in a performance percentage of 104%.

Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Performance Percentage
		16.6%		
ROIC	15.0%	16.5%	19.0%	104%

Under the 2018-2020 LTIP, we define ROIC as after-tax operating profit from continuing operations adjusted to exclude the effect of special charges and certain other non-recurring income and expenses, divided by adjusted invested capital. Adjusted invested capital includes shareholders' equity, which we adjust to add back the cumulative after-tax impact of goodwill and intangible asset impairment charges and to exclude the impact of certain non-operating income and expenses and the effects of special charges, plus short-term and long-term debt minus cash.

For the calculation of ROIC for the 2018-2020 performance period, cash was adjusted for the proceeds related to our divestiture of our cabinetry and windows businesses (less the proceeds used for share repurchases and debt reduction) ($602 million), as these transactions were not anticipated at the time the ROIC goals were established. In addition, debt was adjusted for our debt reduction in 2019 ($201 million).

The following shows our ROIC in 2018, 2019 and 2020 taking these adjustments into account:

	ROIC As Reported	ROIC As Adjusted Under LTIP
2018	35.7%	17.1%
2019	35.7%	16.2%
2020	49.0%	16.6%
2018-2020 Three-Year Average		16.6%

Compensation Paid Under the 2018-2020 LTIP

The following table reflects the PRSUs granted to our executive officers at the beginning of the 2018-2020 three-year performance period, and the amount of stock earned by our executive officers at the end of the three-year period under the 2018-2020 LTIP. We calculated the amount earned by multiplying the number of PRSUs granted to each executive officer at the beginning of the three-year performance period by 104%, the performance percentage achieved. Based on SEC rules, this component of our executive's compensation was reflected in our 2018 Summary Compensation Table, the year in which the PRSUs were granted under the 2018-2020 LTIP, assuming the target award would be earned at the end of the three-year period.

Name	2018-2020 LTIP PRSU Grant		Payout Percentage		2018-2020 LTIP-Stock Earned (#)	2018-2020 LTIP-Stock Earned ($)
Keith J. Allman	48,180	×	104%	=	50,107	2,801,983
John G. Sznewajs	12,330	×	104%	=	12,823	717,062
Richard A. O'Reagan	9,480	×	104%	=	9,859	551,315
Jai Shah	6,500	×	104%	=	6,760	378,019
Kenneth G. Cole	6,960	×	104%	=	7,238	404,749

PRSUs Granted Under the 2020-2022 LTIP

The following table reflects the PRSUs granted to our executive officers under the 2020-2022 LTIP. The amounts reflected in the PRSU Grant column are based upon the number of PRSUs granted on March 18, 2020, which we valued at $33.61 per share, the closing price of our stock on the day of the grant and rounded to the nearest ten shares, assuming the target award would be earned at the end of the three-year performance period. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period concludes on December 31, 2022.

Name	Target Opportunity		Base Salary as of 3/18/2020 ($)		Stock Price on 3/18/2020 ($)		2020-2022 LTIP PRSU Grant (#)
Keith J. Allman	167%	×	1,237,236	÷	33.61	=	61,350
John G. Sznewajs	75%	×	724,811	÷	33.61	=	16,170
Richard A. O'Reagan	75%	×	567,839	÷	33.61	=	12,670
Jai Shah	75%	×	525,000	÷	33.61	=	11,720
Kenneth G. Cole	65%	×	481,319	÷	33.61	=	9,310

Stock Options Granted in 2020

We grant stock options annually to our executive officers. The value of the stock option grants approximates the equity target opportunity for each executive officer with respect to our annual performance program. Our Compensation Committee believes that stock options are an important component of our executive compensation program because they align our executive officers' long-term interests with those of our stockholders by reinforcing the goal of long-term share price appreciation. In 2020, our Compensation Committee awarded to our executive officers the following stock options that vest in equal installments over three years:

Name	Stock Options Awarded (#)	Option Exercise Price ($)	Value of Stock Options Awarded ($) (a)
Keith J. Allman	193,260	47.53	2,062,316
John G. Sznewajs	51,550	47.53	550,100
Richard A. O'Reagan	39,920	47.53	425,994
Jai Shah	36,910	47.53	393,874
Kenneth G. Cole	29,330	47.53	312,986

Value of Stock Options Awarded (column a): Our stock options are priced based on the closing price on the date of grant, unless the grant date occurs within ten days prior to the release of our financial results. In that event, the grant is effective at the end of the first trading day after the release of our financial results and priced based on the closing price of our common stock on that date. This column shows the aggregate grant date fair value of the stock options awarded, calculated in accordance with accounting guidance.

Other Components of our Executive Compensation Program

Base Salary

We pay our executive officers a base salary to provide each of them with a minimum, base level of cash compensation. In determining the base salary adjustments for our executive officers, our Compensation Committee conducts a review with our CEO of the performance and contributions of our executive officers in the prior year and, in consultation with Semler Brossy, the Committee's outside compensation consultant, considers market survey data in published executive compensation surveys for companies with annual revenues similar to ours and significant changes in the scope and complexity of the executive officer's role.

Based on our Compensation Committee's review and analysis, our Compensation Committee approved the following base salary increases in 2020:

Name	Previous Base Salary ($)	Salary Increase Percentage	Current Base Salary ($)
Keith J. Allman	1,237,236	3%	1,274,353
John G. Sznewajs	724,811	3%	746,560
Richard A. O'Reagan	567,839	3%	584,880
Jai Shah	525,000	3%	540,750
Kenneth G. Cole	481,319	3%	495,760

As a result of the uncertainty of the COVID-19 pandemic, we delayed the foregoing 2020 base salary increases for six months, making them effective as of October 26, 2020.

Perquisites and Other Compensation

We offer a limited number of perquisites to our executive officers, as follows:

• Personal use of our Company aircraft, which we maintain for business purposes. Our Compensation Committee has evaluated our policies and valuation practices for such personal use, and our Board has requested that our CEO use our aircraft for both business and personal travel, with personal travel subject to prior approval by the Chair of our Board. We may occasionally permit other executive officers to use our aircraft for personal travel.

• An estate and financial planning program to assist in financial planning and tax preparation. This program provides up to $10,000 per year.

• Relocation benefits, which may include reimbursement for certain moving and temporary living expenses and incidental costs, and travel allowances.

Retirement Programs

We maintain the following defined contribution retirement plans for all of our employees, including our executive officers:

• 401(k) Savings Plan: Our 401(k) Savings Plan is a tax-qualified plan that includes a matching and profit sharing component, if applicable.

• Benefits Restoration Plan ("BRP"): Our BRP enables all of our highly-compensated employees to obtain the full financial benefit of the 401(k) Savings Plan, notwithstanding various limitations imposed on the plan under the Internal Revenue Code (the "Code").

Our executive officers may also be entitled to receive benefits under the following frozen defined benefit plans:

• Masco Corporation Pension Plan;

• BRP applicable to the Masco Corporation Pension Plan; and

• Supplemental Executive Retirement Plan ("SERP"). Mr. Sznewajs is the only current executive officer eligible to receive benefits under the SERP.

In 2010, we froze accruals in all of the defined benefit plans offered to our U.S. employees. Consequently, the pension benefits ultimately payable to executive officers are essentially fixed, although Mr. Sznewajs' vesting in the frozen accrued SERP benefit has continued. Mr. Sznewajs will not be fully vested in his frozen SERP benefit unless he continues to be employed with us until he is age 55, or we experience a change in control (see "Payment Upon a Change in Control" below). In December 2019, our Board approved the termination of the Masco Corporation Pension Plan. The termination process will be complete in 2021, and as part of this process, all plan participants receiving monthly annuity benefits in 2021 will have their annuities placed with an insurance company. All other plan participants will have a choice to either receive a lump sum distribution of their benefits or have a deferred or immediate annuity benefit placed with an insurance company. The termination does not include the BRP or SERP.

OUR EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

We Provide Long-Term Equity Incentives

We believe that having a significant ownership interest in our stock is critical to aligning the interests of our executive officers with the long-term interests of our stockholders. Accordingly, awards of restricted stock units and stock options are important components of our executive officers' compensation. Beginning with grants made in 2020, and in line with competitive practice, our restricted stock units and stock options vest in equal installments over three years. Grants of restricted stock awards and stock options made prior to 2020 vest in equal installments over five years.

Our long-term incentive program measures performance over a three-year period. Since the inception of our LTIP in 2012, we have measured performance under the program based on ROIC. In 2020, our Compensation Committee modified the LTIP to include a cumulative EPS goal to complement our ROIC goal. As a result, a significant portion of our executive officers' compensation opportunity is based on the achievement of two three-year performance goals. To further align our executives' compensation with the interests of our stockholders, PRSUs are granted to our executive officers at the beginning of each three-year performance period under the LTIP. The grant of PRSUs may entitle our executive officers to receive shares of our stock if we achieve performance goals over the three-year period.

The value our executive officers ultimately realize from equity awards depends on the long-term performance of our common stock. Further, upon retirement, equity awards generally continue to vest over the remaining vesting period. Our executive officers understand that our performance will continue to impact them financially even after they retire, thereby reinforcing their focus on driving long-term stockholder value.

We Can Clawback Incentive Compensation

If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our Compensation Committee may clawback or recover from our executives incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

We Require Minimum Levels of Stock Ownership by Our Executives

We require minimum stock ownership for our executive officers to further reinforce the alignment of their long-term financial interests with the interests of our stockholders. This requirement ensures that our executive officers maintain a substantial investment in our common stock and that a meaningful amount of each executive officer's personal net worth is invested in our Company. Our executive officers are required to achieve the stock ownership necessary to meet these requirements within three years of becoming subject to them.

Our Compensation Committee reviews our executive officers' ownership of our common stock annually to ensure compliance with our stock ownership guidelines. Our executive officers' direct stock holdings, unvested restricted stock awards and unvested restricted stock units (but not unvested PRSUs) are counted toward satisfaction of the requirement. As of December 31, 2020, when the closing price of our common stock was $54.93, each of our executive officers met the stock ownership requirement.

	Minimum Stock Ownership Requirements		Actual Ownership	
Name	Multiple of Base Salary	Multiple Expressed in Dollars as of 12/31/2020 ($)	Multiple of Base Salary	Value of Shares Held by Executive as of 12/31/2020 ($)
Keith J. Allman	6	7,646,118	15.2	19,428,247
John G. Sznewajs	3	2,239,680	16.5	12,348,154
Richard A. O'Reagan	2	1,169,760	3.4	1,980,391
Jai Shah	2	1,081,500	16.7	9,034,667
Kenneth G. Cole	2	991,520	6.6	3,256,415

Our Equity Awards Have Double-Trigger Change of Control Provisions

The terms of our unvested equity awards provide that the awards will vest only if there is both a change in control of our Company and the recipient of the award is terminated from employment at the time of the change in control or within two years after the change in control, or terminates employment for good reason (for example, if his or her job duties have been significantly diminished), or if the recipient's awards are not replaced with comparable awards by the acquiring company.

Our Compensation Committee Oversees an Annual Compensation Risk Evaluation

Our Compensation Committee annually oversees a risk assessment of our compensation programs, including our executive compensation programs, focusing on the components of our compensation programs and analyzing whether those components present undue risk to us, and on our material business risks and their potential impact on our compensation programs. The Compensation Committee has concluded that our programs do not encourage excessive risk taking. While the compensation program is designed to balance short- and long-term rewards, the largest portion of the compensation opportunity for our executive officers is equity-based long-term incentives. Executive officers are also required to own a substantial amount of our stock to further encourage a long-term perspective. Our annual performance program and LTIP have maximum payout opportunities in line with competitive practice.

Our Compensation Programs Encourage Executive Retention and Protect Us

We believe several features of our compensation programs, including the terms and conditions of our equity plan, improve our retention of our executive officers and also reduce the potential that executive officers might engage in post-termination conduct that would be harmful to us. The terms of our equity awards provide that our executive officers forfeit unvested awards of restricted stock and restricted stock units, stock options and PRSUs when their employment terminates prior to being retirement eligible under the applicable award agreement. Additionally, executive officers may only exercise vested options for a limited period of time following termination. The terms of our awards prohibit our executive officers from competing with us for one year after termination. If an executive officer violates this restriction, we can recover the gain the executive officer realized from awards that vested within two years prior to termination.

We Prohibit Excise Tax Gross-Up Payments

Our Board has adopted a policy prohibiting excise tax gross-up payments, except for such payments committed to in our frozen SERP agreements entered into prior to 2012. The only tax equalization gross-up payments we provide to our employees are those made in connection with reimbursement of relocation or foreign expatriate expenses incurred at our request.

We Prohibit Hedging and Pledging

Our anti-hedging and anti-pledging policy prohibits our directors, executive officers and all other employees subject to our regular quarterly blackout periods from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of our equity or debt securities. Additionally, such individuals are prohibited from making any future purchases of our securities on margin or from pledging our securities as collateral for a loan, unless the arrangement is preapproved by our Governance Committee for any applicable employee or by our Board for any director.

We Do Not Have Employment Agreements

Our executive officers do not have employment agreements and are "at-will" employees who may be terminated at our discretion. We believe this preserves greater flexibility in our employment arrangements with our executive officers. Our executive officers also do not have change in control or severance contracts, although, at our discretion, we may enter into severance arrangements with departing executive officers. For further discussion regarding change in control, see "Payment Upon Change In Control" below.

OUR ANNUAL COMPENSATION REVIEW PROCESS

We review and make decisions regarding the amount of eligible annual restricted stock units, cash bonus payments, LTIP PRSU grants and stock option grants in the first quarter of the year. We believe that determining these elements of compensation together at the beginning of the year gives us a better foundation for establishing our performance criteria and opportunity levels for the current year. This approach enables our Compensation Committee to holistically consider our executive officers' compensation mix and to consider the inputs gathered through our annual talent management review.

Annual Management Talent Review and Development Process

Our annual management talent review and development process is used by our Compensation Committee and our CEO in making compensation decisions and for succession planning purposes. As part of this process, our CEO provides our Compensation Committee with an assessment of each executive who reports to him. The assessment includes an evaluation of each executive's performance, development, progress and potential for advancement, and considers market demand for the executive's skill set. Our Compensation Committee also receives information, analyses and recommendations from our Vice President, Chief Human Resource Officer. While our Compensation Committee gives significant weight to the evaluations by our CEO, the final determination of compensation to be paid to our executive officers, including our CEO, rests solely with our Compensation Committee.

Compensation Data Considered by our Compensation Committee

Tally Sheets

Our Compensation Committee reviews a tally sheet that summarizes the various components of total compensation for our executive officers and other members of management. The tally sheet includes base salary, salary earned, annual equity award and cash bonus payment, LTIP payout, stock options, dividends on unvested restricted stock, and our costs for perquisites and other benefits, including the annual costs under retirement plans. The tally sheet allows our Compensation Committee to compare an executive officer's compensation with the compensation of our other executive officers as part of its consideration of internal and external pay competitiveness. Amounts actually realized by an executive officer from prior equity grants are not necessarily a factor in establishing current compensation, although the current value of outstanding equity awards may be considered by our Compensation Committee when assessing pay competitiveness.

Market Data

Our Compensation Committee also reviews compensation for each of our executive officers with compensation information disclosed in the proxy statements of our peer group, with AonHewitt's, Mercer's and Willis Towers Watson's published compensation surveys for companies with annual revenues between $5 and $10 billion and with Mercer's survey on a revenue regressive basis. When we achieve targeted levels of performance, our executive compensation program seeks to provide total target compensation (base salary, target annual bonus and the target value of long-term incentives) at approximately the median compensation level provided to executives in comparable positions at these companies. While our Compensation Committee generally targets total compensation for each executive officer at the median, it considers other factors, such as performance, the officer's roles and responsibilities and the length of time the officer has served in the current position. Our Compensation Committee also reviews actual compensation paid as reported in published surveys and by our peer group to help inform individual pay decisions. We believe understanding market data allows us to attract and retain the talent we need while enabling us to manage our compensation expense.

Pay-for-Performance Alignment

Finally, our Compensation Committee reviews the overall pay-for-performance alignment of our CEO's compensation compared to our peer group over a three-year period. During 2020, our Compensation Committee reviewed data showing that our total shareholder return was at the 71st percentile of our peers for the three-year period ended December 31, 2019. Our CEO's realizable compensation was at the 57th percentile of our peer group during this three-year period. We defined realizable compensation as the sum of salary, actual cash bonus payments and the value of equity awards based on our stock price as of December 31, 2019. Based on this analysis, we believe there is alignment between the realizable pay of our CEO and our total shareholder return.

Our Peer Group

Given the many and diverse businesses we operate, composition of an appropriate peer group is challenging. Our Compensation Committee annually considers the composition of our peer group and believes that our current peer group reflects the companies we compete with for executive talent and that have a range of annual revenues and business and operational characteristics similar to ours. In October 2020, following the divestiture of our windows and cabinetry businesses, the Compensation Committee refreshed our peer group to ensure it was aligned with our revenue size and our complexity. The Compensation Committee removed JELD-WEN Holding, Inc. and Parker-Hannifin Corporation and added Leggett & Platt, Incorporated, Snap-on Incorporated and Xylem Inc. The current peer group is reflected in the following table:

Dover Corporation	PPG Industries, Inc.
Fortive Corp.	RPM International Inc.
Fortune Brands Home & Security, Inc.	Snap-on Incorporated
Illinois Tool Works Inc.	Stanley Black & Decker, Inc.
Leggett & Platt, Incorporated	The Sherwin-Williams Company
Mohawk Industries, Inc.	Trane Technologies plc
Newell Rubbermaid Inc.	Whirlpool Corporation
Owens Corning	Xylem Inc.
Pentair plc	

Retention of Discretion by our Compensation Committee

Our approach to executive compensation emphasizes corporate rather than individual performance, echoing our operating strategy that encourages collaboration and cooperation among our businesses and corporate functions. We believe that the effectiveness of our executive compensation programs requires not only objective, formula-based arrangements, but also the exercise of discretion and sound business judgment by our Compensation Committee. Accordingly, our Compensation Committee retains discretion to adjust the mix of cash and equity compensation, adjust the mix of restricted stock units and stock options awarded, and offer different forms of equity-based compensation. With this discretion, our Compensation Committee is best able to reward the individual contributions of each executive officer and to respond to an executive's expanding responsibilities, market practices and our changing business needs.

In addition to granting restricted stock units based on prior year performance, our Compensation Committee also has the discretion to award time-based restricted stock units to our executive officers, other than our CEO, if it determines that an executive officer has made outstanding individual contributions during the prior year. The total value of these awards cannot exceed 20% of the combined annual base salaries of the executive officers (excluding the salary of our CEO). No discretionary awards were made in 2020.

Outside Compensation Consultant

Our Compensation Committee has engaged Semler Brossy Consulting Group, LLC (Semler Brossy) as its compensation consultant. Semler Brossy was chosen by our Compensation Committee based on its deep experience in the area of executive compensation and its creative and proactive approach in analyzing executive compensation practices and programs. During 2020, Semler Brossy attended Compensation Committee meetings, met with our Compensation Committee in executive sessions without our executive officers or other members of management and met individually with our Compensation Committee members and our Compensation Committee Chair. Semler Brossy advised our Compensation Committee on its overall implementation of our compensation objectives, on the Company's peer group, on director compensation practices and on the compensation for our executive officers, including performing a competitive analysis of CEO and CFO pay levels within our peer group, as well as for similarly situated companies outside of that group. After considering the factors promulgated by the SEC for assessing the independence of its advisers, our Compensation Committee has determined that the work of Semler Brossy has not raised any conflict of interest.

TAX TREATMENT

Prior to 2018, our stockholder-approved plan permitted our Compensation Committee to grant cash and equity awards intended to qualify as "performance-based" under Section 162(m) of the Internal Revenue Code so that they may be tax-deductible. Because this law was amended in December 2017 by the Tax Cuts and Jobs Act, compensation in excess of $1 million paid to our executive officers generally will not be deductible unless the compensation qualifies for certain transition relief.

CONCLUSION

We recognize the importance of attracting and retaining executive officers who can effectively lead our business, and in motivating them to maximize our corporate performance and drive long-term value for our stockholders. We believe in rewarding our executive officers to a significant degree based on our performance. We continue to thoughtfully and thoroughly analyze our compensation practices and programs and to regularly reach out to a significant number of our stockholders to understand their perspectives regarding our compensation programs. We believe our compensation practices and programs strongly align our executive officers' interests with the long-term interests of stockholders, reward our executive officers based on our performance and incentivize them to focus on our strategic business objectives.

COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee, which is responsible for overseeing the Company's executive compensation programs, has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion, the Organization and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Masco Corporation's proxy statement.

Compensation Committee

Donald R. Parfet, Chair

Marie A. Ffolkes

J. Michael Losh

Christopher A. O'Herlihy

Lisa A. Payne

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking your advisory vote approving the compensation paid to our named executive officers (whom we refer to as "executive officers" in this Proposal 2). We believe the structure of our executive compensation programs promotes the long-term interests of our stockholders by attracting and retaining talented executives and motivating them to achieve our strategic business objectives and drive long-term value for our stockholders.

At our 2020 Annual Meeting, we submitted a non-binding advisory proposal to our stockholders to approve the compensation paid to our executive officers (a "say-on-pay proposal"). Approximately 96% of the votes cast on our say-on-pay proposal approved the compensation paid to our executive officers. We believe that this strong approval resulted from our continued focus on pay-for-performance.

Our executive officers earned compensation pursuant to the following performance-based compensation programs.

• Our 2020 annual performance program was based on operating profit and working capital as a percent of sales goals, and, for our executive officers other than our CEO and CFO, a strategic objective metric. We achieved a performance percentage of 200%, and as a result, consistent with our commitment to pay-for-performance, our executive officers earned restricted stock units and cash bonuses based on this achievement.

• Our 2018-2020 Long-Term Incentive Program was based on return on invested capital ("ROIC"). For the three-year period 2018-2020, we exceeded the target ROIC goal and achieved a performance percentage of 104%.

Our executive officers' potential performance-based compensation represents a significant percentage of total annual target compensation. In 2020, the percentage of total target compensation (base salary, target annual cash bonus and restricted stock units and the target value of long-term incentives) that was performance-based was 86% for our CEO and 74% for our other executive officers.

We believe that having a significant ownership interest in our stock is critical to aligning the interests of our executive officers with the long-term interests of our stockholders. Accordingly, equity grants in the form of restricted stock units and stock options are an important component of compensation for our executive officers.

Our Board recommends a vote FOR the following resolution providing an advisory approval of the compensation paid to our named executive officers:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related materials disclosed in this proxy statement, is hereby approved.

Although the vote on this proposal is advisory and non-binding, our Compensation Committee and our Board will review and consider the result of the vote when making future determinations regarding our executive compensation programs. We hold this vote annually.

The affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the approval of the foregoing resolution. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the approval of the resolution.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following table reports compensation earned during the years indicated by Mr. Allman, our principal executive officer, Mr. Sznewajs, our principal financial officer, and Messrs. O'Reagan, Shah and Cole, our three other most highly compensated executive officers in 2020. We refer to the individuals listed in the table collectively as our "executive officers."

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year (a)	Salary ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($)
Keith J. Allman	2020	1,291,969	6,309,617	2,062,316	3,823,059	93,883	421,097	14,001,941
President and Chief	2019	1,227,542	3,590,018	2,001,507	1,429,000	141,195	270,101	8,659,363
Executive Officer	2018	1,201,200	3,783,562	2,087,694	4,243,600	—	320,383	11,636,439
John G. Sznewajs	2020	756,879	1,663,082	550,100	1,119,833	1,099,010	155,648	5,344,552
Vice President, Chief	2019	719,134	946,333	549,877	418,600	1,132,455	87,993	3,854,392
Financial Officer	2018	698,185	981,886	573,512	1,242,500	—	86,851	3,582,934
Richard A. O'Reagan	2020	592,956	1,303,400	425,994	877,311	8,508	121,586	3,329,755
Group President	2019	563,388	741,350	413,443	327,900	13,895	75,926	2,135,902
	2018	544,222	761,881	410,706	924,200	—	78,128	2,719,137
Jai Shah	2020	548,234	1,205,048	393,874	811,125	46,695	112,653	3,117,629
Group President	2019	525,013	697,079	393,713	303,200	71,450	107,649	2,098,104
	2018	439,312	680,686	281,438	817,800	—	143,914	2,363,150
Kenneth G. Cole	2020	502,622	957,430	312,986	644,486	24,163	93,852	2,535,539
Vice President,	2019	477,558	544,862	303,608	240,900	40,383	63,738	1,671,049
General Counsel and Secretary	2018	461,306	559,495	301,710	701,900	—	57,970	2,082,381

Year (column a): While Mr. Cole was not a named executive officer for 2019, we have included his 2019 compensation information as required by SEC rules.

Salary (column b): Salary includes amounts voluntarily deferred by each executive officer as salary reductions under our 401(k) Savings Plan.

Stock Awards (column c): This column reports both grants of restricted stock units for the applicable performance year, grants of PRSUs made in 2020 under our LTIP and any other grants of stock, if applicable, as follows:

2020 STOCK AWARDS

Name	Restricted Stock Units ($)	Performance-Based Restricted Stock Units ($)	Total ($)
Keith J. Allman	4,247,643	2,061,974	6,309,617
John G. Sznewajs	1,119,608	543,474	1,663,082
Richard A. O'Reagan	877,561	425,839	1,303,400
Jai Shah	811,139	393,909	1,205,048
Kenneth G. Cole	644,521	312,909	957,430

• The amounts reflected in the Restricted Stock Units column above and in the Stock Awards column (c) of the Summary Compensation Table are the estimated grant date fair value of the award opportunity for the applicable performance year, even though the award is not granted until the following year. Although the SEC rules require the estimated fair value to be based on the probable outcome of the performance or service award at the grant date, the Stock Awards column (c) reflects the actual awards for the 2020, 2019 and 2018 performance year, as applicable, since the grant date for the award occurred when the award was actually determined in early 2021, 2020 and 2019, respectively. The threshold, target and maximum dollar values applicable to 2020 performance are reported in the 2020 Grants of Plan-Based Awards Table below. Our executive officers realize the value of awards upon vesting, when the shares are issued. Restricted stock units granted for the 2019 and 2020 performance periods vest in three equal installments over a three-year vesting period following the grant date. Restricted stock awards granted for the 2018 performance period vest in five equal installments over a five-year vesting period following the grant date.

- The amounts reflected in the Performance-Based Restricted Stock Units column above and in the Stock Awards column (c) of the Summary Compensation Table for 2020 are based upon the number of PRSUs granted on March 18, 2020 under our LTIP, which we valued at $33.61 per share, the closing price of our stock that day, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. If the maximum goal under our LTIP is achieved or exceeded, the payout to each executive officer would be: $4,247,928 for Mr. Allman; $1,119,840 for Mr. Sznewajs; $877,320 for Mr. O'Reagan; $811,126 for Mr. Shah; and $644,488 for Mr. Cole. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period concludes on December 31, 2022.

Option Awards (column d): This column reports the aggregate grant date fair value of stock options, calculated in accordance with accounting guidance. In determining the grant date fair value of stock options, we used the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding year. These amounts do not correspond to the actual value the executive officer will realize, which will depend on overall market conditions, the future performance of our common stock and the timing of exercise of the option.

Non-Equity Plan Incentive Compensation (column e): The amounts reported in this column reflect the annual performance-based cash bonuses that were earned for the year indicated, based on the achievement of performance targets as described in the CD&A above. The amounts reported in this column for 2018 also include the performance-based payments under our Long Term Cash Incentive Program that were earned for the three-year period ending December 31, 2018.

Change in Pension Value & Nonqualified Deferred Compensation Earnings (column f): This column reports changes in the sum of year-end pension values, which reflect actuarial factors and variations in interest rates used to calculate present values. Increases in pension values do not represent increased benefit accruals, since benefits in our domestic defined benefit plans were frozen effective January 1, 2010. These values were obtained by comparing the present value of accumulated benefits for December 31 of the year indicated (shown for 2020 in the "2020 Pension Plan Table") to the comparable amount for the prior year. We calculated the pension values for each of 2020, 2019 and 2018, as applicable, using the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding years. The executive officers did not have any above-market earnings under any of the plans in which they participate.

All Other Compensation (column g): We provided our executive officers with the following other benefits in 2020:

2020 ALL OTHER COMPENSATION

Name	Profit Sharing and 401(k) Matching Contributions ($)	Financial Planning Expense ($)	Personal Use of Company Aircraft ($)	Total ($)
Keith J. Allman	291,597	10,000	119,500	421,097
John G. Sznewajs	137,048	10,000	8,600	155,648
Richard A. O'Reagan	111,586	10,000	—	121,586
Jai Shah	104,643	8,010	—	112,653
Kenneth G. Cole	93,852	—	—	93,852

- The amounts reflected in the Profit Sharing and 401(k) Matching Contributions column include contributions under the 401(k) Savings Plan and the portions of the Benefit Restoration Plan applicable to that plan.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about:

- the potential payouts available to our executive officers under our 2020 annual performance-based cash bonus and restricted stock unit award opportunity;

- the potential payouts available to our executive officers under our 2020-2022 LTIP;

- the grants of PRSUs we made in 2020 under our 2020-2022 LTIP; and

- the grants of stock options we made in 2020.

Our CD&A above describes our annual performance-based cash bonus and restricted stock unit award opportunities, performance targets, our LTIP and grants of stock options.

2020 GRANTS OF PLAN-BASED AWARDS

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (a)	Exercise or Base Price of Option Awards ($ Per Share)	Grant Date Fair Value of Stock and Option Awards ($) (b)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Threshold ($)	Target ($)	Maximum ($)				
Keith J. Allman	N/A-1	764,612	1,911,530	3,823,060										
	3/18/2020				—	61,350	122,700				61,350			2,061,974
	N/A-2							849,586	2,123,964	4,247,928				
	2/11/2020											193,260	47.53	2,062,316
John G. Sznewajs	N/A-1	223,968	559,920	1,119,840										
	3/18/2020				—	16,170	32,340				16,170			543,474
	N/A-2							223,968	559,920	1,119,840				
	2/11/2020											51,550	47.53	550,100
Richard A. O'Reagan	N/A-1	175,464	438,660	877,320										
	3/18/2020				—	12,670	25,340				12,670			425,839
	N/A-2							175,464	438,660	877,320				
	2/11/2020											39,920	47.53	425,994
Jai Shah	N/A-1	162,225	405,563	811,126										
	3/18/2020				—	11,720	23,440				11,720			393,909
	N/A-2							162,225	405,563	811,126				
	2/11/2020											36,910	47.53	393,874
Kenneth G. Cole	N/A-1	128,898	322,244	644,488										
	3/18/2020				—	9,310	18,620				9,310			312,909
	N/A-2							128,898	322,244	644,488				
	2/11/2020											29,330	47.53	312,986

Estimated Future Payouts Under Non-Equity Incentive Plan Awards: The amounts that correspond to grant date "N/A-1" reflect the threshold, target, and maximum opportunities under our 2020 annual performance-based cash bonus program described in our CD&A. The resulting cash bonus payments were made in February 2021 and are reported in the 2020 Summary Compensation Table above.

Estimated Future Payouts Under Equity Incentive Plan Awards:

- The amounts that correspond to grant date "3/18/2020" reflect the threshold, target, and maximum opportunities under our LTIP relating to the 2020-2022 performance period. In 2020, our executive officers received grants of PRSUs under our LTIP, which we valued at $33.61 per share, the closing price of our common stock on the day of the grant, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. The actual number of shares awarded, if any, will be determined after the three-year performance period concludes on December 31, 2022.

- The amounts that correspond to grant date "N/A-2" reflect the threshold, target and maximum opportunities for the equity portion of our 2020 annual performance program described in our CD&A. The resulting awards of restricted stock units were made in February 2021 and are reported in the 2020 Summary Compensation Table above.

All Other Option Awards (column a): These amounts reflect the number of stock options granted to each executive officer in 2020. The stock options granted vest in three equal installments over a three year period and remain exercisable until ten years from the date of grant.

Grant Date Fair Value of Stock and Option Awards (column b):

- The amounts that correspond to grant date "3/18/2020" are based upon the number of PRSUs granted on March 18, 2020 under our LTIP, which we valued at $33.61 per share, the closing price of our stock on the day of the grant, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. The actual number of shares awarded, if any, will be determined after the three-year performance period concludes on December 31, 2022.

- The amounts that correspond to grant date "2/11/2020" reflect the grant date fair value of the stock option award on the grant date, which is determined in accordance with accounting guidance. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of our common stock at a future date when the option is exercised.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

We make equity grants pursuant to our 2014 Long Term Stock Incentive Plan; outstanding grants made prior to May 2014 were made pursuant to our 2005 Long Term Stock Incentive Plan. We refer to these plans in this proxy statement collectively as our "Equity Plan." The following table shows, for each executive officer as of December 31, 2020:

- each vested and unvested stock option outstanding;

- the aggregate number of unvested shares and units of restricted stock;

- the market value of unvested shares and units of restricted stock based on the closing price of our common stock on December 31, 2020, which was $54.93 per share;

- the aggregate number of PRSUs granted under our 2018-2020 LTIP, 2019-2021 LTIP and 2020-2022 LTIP; and

- the market value of those PRSUs based on the closing price of our common stock on December 31, 2020.

Our executive officers have sole voting, but no investment power, over unvested restricted stock awards and have neither voting nor investment power over unvested restricted stock units or unexercised stock options. The value each executive officer will realize when the shares or units of restricted stock vest will depend on the value of our common stock on the vesting date.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Original Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (a)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Keith J. Allman						151,652	8,330,244	160,720	8,828,350
	02/12/2014	123,081	—	19.66	02/12/2024				
	02/11/2015	188,040	—	22.92	02/11/2025				
	02/10/2016	165,000	41,250	25.51	02/10/2026				
	02/10/2017	103,950	69,300	33.75	02/10/2027				
	02/09/2018	66,732	100,098	42.13	02/09/2028				
	02/07/2019	45,448	181,792	35.52	02/07/2029				
	02/11/2020	—	193,260	47.53	02/11/2030				
John G. Sznewajs						41,832	2,297,832	41,990	2,306,511
	02/12/2014	62,680	—	19.66	02/12/2024				
	02/11/2015	62,680	—	22.92	02/11/2025				
	02/10/2016	55,000	13,750	25.51	02/10/2026				
	02/10/2017	33,000	22,000	33.75	02/10/2027				
	02/09/2018	18,332	27,498	42.13	02/09/2028				
	02/07/2019	12,486	49,944	35.52	02/07/2029				
	02/11/2020	—	51,550	47.53	02/11/2030				
Richard A. O'Reagan						32,052	1,760,616	32,720	1,797,310
	02/10/2016	34,800	8,700	25.51	02/10/2026				
	02/10/2017	22,500	15,000	33.75	02/10/2027				
	02/09/2018	13,128	19,692	42.13	02/09/2028				
	02/07/2019	9,388	37,552	35.52	02/07/2029				
	02/11/2020	—	39,920	47.53	02/11/2030				
Jai Shah						32,208	1,769,185	28,290	1,553,970
	02/11/2015	3,422	—	22.92	02/11/2025				
	02/10/2016	6,350	6,350	25.51	02/10/2026				
	02/10/2017	5,240	10,480	33.75	02/10/2027				
	02/09/2018	8,996	13,494	42.13	02/09/2028				
	02/07/2019	8,940	35,760	35.52	02/07/2029				
	02/11/2020	—	36,910	47.53	02/11/2030				
Kenneth G. Cole						23,750	1,304,588	24,040	1,320,517
	02/12/2014	17,094	—	19.66	02/12/2024				
	02/11/2015	27,043	—	22.92	02/11/2025				
	02/10/2016	27,000	6,750	25.51	02/10/2026				
	02/10/2017	16,674	11,116	33.75	02/10/2027				
	02/09/2018	9,644	14,466	42.13	02/09/2028				
	02/07/2019	6,894	27,576	35.52	02/07/2029				
	02/11/2020	—	29,330	47.53	02/11/2030				

Option Awards: The stock option awards reflected in this table granted prior to 2020 vest in five equal annual installments commencing in the year following the year of grant. The stock option awards granted in 2020 vest in three equal annual installments commencing in the year following the year of grant.

Stock Awards (column a): This column reflects unvested restricted stock awards and units. The restricted stock units vest in three equal installments commencing in the year following the year of grant. Restricted stock awards granted in 2019 and earlier vest in five equal annual installments commencing in the year following the year of grant.

Stock Awards (column b): This column reflects PRSUs that were granted under our 2018-2020 LTIP, 2019-2021 LTIP and 2020-2022 LTIP. The number of PRSUs granted was based upon an assumption that the target award would be earned at the end of the three-year performance period. The actual number of shares awarded, if any, is determined after the three-year performance period concludes.

OPTION EXERCISES AND STOCK VESTED

The following table shows the number of shares acquired, and the value realized, by each of our executive officers during 2020, in connection with the exercise of stock options and the vesting of restricted stock previously awarded to each executive officer.

2020 OPTIONS EXERCISED AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Keith J. Allman	49,574	1,947,257	134,025	6,374,189
John G. Sznewajs	165,248	5,630,954	38,890	1,849,619
Richard A. O'Reagan	38,747	1,326,170	29,147	1,386,225
Jai Shah	—	—	24,412	1,161,057
Kenneth G. Cole	34,189	1,338,113	21,610	1,027,751

RETIREMENT PLANS

This section describes the retirement plans available to our executive officers.

Defined Contribution Plans

Our defined contribution plans are the tax-qualified 401(k) Savings Plan and the non-qualified Benefits Restoration Plan ("BRP") applicable to the 401(k) Savings Plan. All of our executive officers participate in both of our defined contribution plans. We offer no other plans of deferred compensation that would permit the election of deferrals of cash compensation by our executive officers.

401(k) Savings Plan

Our 401(k) Savings Plan is available to eligible employees, and provides two employer contribution components, if applicable. The first employer contribution component is a matching contribution under which we match a percentage of an employee's compensation deferred into the 401(k) Savings Plan. The second component is a discretionary profit sharing contribution that is guided by the operating profit performance target goal used to determine annual performance-based cash bonuses and awards of restricted stock units (see "Our 2020 Annual Performance Program" above). Our Compensation Committee has established our maximum profit sharing contribution percentage at 10% of each participant's annual earnings (base salary and cash bonus).

Defined Contribution Portion of the BRP

The defined contribution portion of our BRP is available to our highly compensated employees and is not funded. Under the BRP, we make account allocations reflecting our 401(k) Savings Plan employer match (in 2020, for contributions up to $19,500), profit sharing contribution amounts that exceed the Code's limitations, and earnings (or losses) on participants' accounts. Following a participant's termination of employment, the BRP account is paid by us in a lump sum.

2020 NON-QUALIFIED DEFERRED COMPENSATION
(Defined Contribution Portion of the Benefits Restoration Plan)

Name	Masco Allocations ($) (a)	Aggregate Earnings ($) (b)	Aggregate Withdrawals / Distributions ($) (c)	Aggregate Balance at December 31, 2020 ($) (d)
Keith J. Allman	251,697	246,177	—	1,878,265
John G. Sznewajs	97,148	185,813	—	1,201,753
Richard A. O'Reagan	71,686	79,779	—	584,658
Jai Shah	64,743	94,892	—	681,821
Kenneth G. Cole	53,952	41,725	—	349,782

Masco Allocations (column a): This column reports the amount of our 2020 plan year allocation to each executive officer's BRP account. Amounts in this column are included in the All Other Compensation column in the 2020 Summary Compensation Table.

Aggregate Earnings (column b): This column reports the amount of earnings (or losses) posted to the account in 2020.

Aggregate Withdrawals / Distributions (column c): This column reports the aggregate amount of all withdrawals or distributions from the account in 2020.

Aggregate Balance (column d): This column reports the account's ending balance at December 31, 2020. The following amounts included in this column were previously reported as compensation in our Summary Compensation Table for 2018 and 2019, as applicable:

Name	Masco Allocations Reported in 2019 ($)	Masco Allocations Reported in 2018 ($)
Keith J. Allman	143,010	157,945
John G. Sznewajs	55,968	58,116
Richard A. O'Reagan	42,324	43,653
Jai Shah	42,533	46,756
Kenneth G. Cole	—	33,495

Defined Benefit Pension Plans

Our defined benefit pension plans are the tax-qualified Masco Corporation Pension Plan (the "Pension Plan"), the non-qualified BRP applicable to the Pension Plan and the non-qualified Supplemental Executive Retirement Plan ("SERP"). Our defined benefit pension plans were frozen for future benefit accruals effective January 1, 2010. Consequently, the defined benefit pension benefits accrued for each of our executive officers are essentially fixed. In December 2019, our Board approved the termination of the Pension Plan. We expect that the termination process will be completed in 2021. As part of this process, all plan participants receiving monthly annuity benefits in 2021 will have their annuities placed with an insurance company. All other plan participants will have a choice to either receive a lump sum distribution of their benefits or have a deferred or immediate annuity benefit placed with an insurance company. The termination does not include the BRP or SERP.

The Pension Plan and BRP

The Pension Plan and BRP provide that at age 65, a participant receives a monthly payment for the remainder of his or her life, with five years' payments guaranteed. Employees became 100% vested in their pension benefit after completing five years of employment with us. The benefits paid are reduced for early retirement if commenced prior to age 65. The maximum credited service under the Pension Plan and the defined benefit portion of the BRP was 30 years. A participant who has ten or more years of service with us is eligible to receive a disability benefit equal to the participant's accrued benefit. Messrs. Allman, Sznewajs, O'Reagan, Shah and Cole are participants in our Pension Plan, and each is 100% vested in his Pension Plan benefits. Messrs. Allman, Sznewajs and Shah are participants in our BRP applicable to the Pension Plan.

SERP

Mr. Sznewajs is the only executive officer that participates in a SERP, which provides that at age 65, he will receive a monthly payment for life of an amount up to 60% of the average of his highest three years' cash compensation (base salary plus annual cash bonus, up to 60% of that year's maximum bonus opportunity) earned on or before January 1, 2010. SERP payments are reduced by certain benefits paid by our other retirement plans or by retirement benefits payable by other employers. The maximum benefit under the SERP accrues after 15 years. When the SERP was frozen on January 1, 2010, Mr. Sznewajs' accrual of 52% was frozen, and he is now 80% vested. Mr. Sznewajs will not be fully vested in his frozen SERP benefit unless he continues to be employed with us until he reaches age 55 (which will occur in 2023), or upon a change in control.

The SERP provides a disability benefit if Mr. Sznewajs becomes disabled while employed by us. The disability benefit is paid until the earlier of death, recovery from disability or age 65; is offset by payments from long-term disability insurance we have paid for; and is equal to 60% of his annual salary and bonus (up to 60% of the maximum bonus opportunity) as of January 1, 2010. At age 65, payments revert to a calculation based on the highest three-year average compensation as of January 1, 2010. Under the SERP, Mr. Sznewajs and his spouse may also receive medical benefits.

The present value of SERP payments to Mr. Sznewajs is reported in the 2020 Pension Plan Table below. His surviving spouse would receive reduced benefits.

Pension Plan Table

The 2020 Pension Plan Table below reports the estimated present values on December 31, 2020 of accumulated benefits for each of our executive officers under the Pension Plan, the defined benefit portion of the BRP and the SERP, as applicable. The amounts payable to Mr. Sznewajs under the SERP have been reduced by amounts payable to him under the Pension Plan and the defined benefit portion of the BRP. Mr. Sznewajs' SERP amount has also been reduced by the January 1, 2010 benefits payable under the profit sharing component of the 401(k) Savings Plan and the defined contribution portion of the BRP.

2020 PENSION PLAN TABLE

Name	Plan Name	Number of Years Credited Service (#) (a)	Present Value of Accumulated Benefits ($) (b)
Keith J. Allman	Pension Plan	12	484,482
	Defined Benefit Portion - BRP	12	143,867
John G. Sznewajs	Pension Plan	14	513,172
	Defined Benefit Portion - BRP	14	414,981
	SERP	14	4,439,722
Richard A. O' Reagan	Pension Plan	1	55,837
Jai Shah	Pension Plan	6	238,749
	Defined Benefit Portion - BRP	6	47,700
Kenneth G. Cole	Pension Plan	6	157,211

Number of Years Credited Service (column a): This column reports:

- For the Pension Plan and BRP, credited service through January 1, 2010, the date on which accruals under our defined benefit pension plans were frozen, for years of employment with us, and our subsidiaries; and

- For the SERP, credited service through January 1, 2010, for years of employment only with us.

We have not granted additional accruals to any of the executive officers in any of these retirement plans, and none of these plans provides for personal contributions or additional income deferral elections.

Present Value of Accumulated Benefits (column b): Amounts in this column were calculated as of December 31, 2020 using the normal form of benefit payable under each plan including: (a) base pay only for the Pension Plan and BRP, (b) base pay plus cash bonus for the SERP, and (c) the same discount rates and mortality assumptions as described in the notes to financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Although SEC disclosure rules require a present value calculation, none of these defined benefit pension plans (other than the SERP and the BRP, in the event of a change in control) currently provides benefits in a lump sum.

PAYMENT UPON CHANGE IN CONTROL

We do not have employment agreements or change in control agreements with any of our executive officers. If we experienced a change in control, our executive officers would receive lump-sum payments of benefits under the BRP and, for Mr. Sznewajs, the SERP, that otherwise would be paid over time. Additionally, these two plans and our Equity Plan provide that participants could receive accelerated vesting and reimbursement (limited, for equity grants, to those made prior to 2012) in the case of imposition of excise tax upon a change in control. Upon a change in control, Mr. Sznewajs' frozen SERP accrual of 52% would not change, but his vesting in this benefit would advance from 80% to 100%. None of our plans provides for additional accrual of benefits in the case of a change in control.

The following table reports the values of all payments (other than from our tax-qualified retirement plans) assuming a change in control (and a termination of employment under certain conditions) had occurred on December 31, 2020.

PAYMENTS UPON CHANGE IN CONTROL

Name	Cash ($)	Equity ($) (a)	SERP and BRP Payments ($) (b)	Perquisites ($)	Excise Tax Reimbursement ($) (c)	Other ($)	Total ($)
Keith J. Allman	—	17,251,554	2,252,401	—	—	—	19,503,955
John G. Sznewajs	—	4,871,174	5,009,668	—	—	—	9,880,842
Richard A. O'Reagan	—	3,610,620	656,344	—	—	—	4,266,964
Jai Shah	—	3,317,927	783,152	—	—	—	4,101,079
Kenneth G. Cole	—	2,676,067	403,734	—	—	—	3,079,801

Equity (column a): A change in control would trigger vesting (assuming a termination of employment under certain conditions had occurred with respect to awards granted beginning in 2013) of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the 2020 Outstanding Equity Awards at Fiscal Year-End table above), plus the intrinsic values for vesting of stock options (based on our closing stock price of $54.93 on December 31, 2020): $8,921,310 for Mr. Allman; $2,573,342 for Mr. Sznewajs; $1,850,004 for Mr. O'Reagan; $1,548,742 for Mr. Shah; and $1,371,479 for Mr. Cole.

SERP and BRP Payments (column b): Amounts calculated for both the SERP and the BRP utilize the discount rates and mortality assumptions equal to the Pension Benefit Guarantee Corporation discount rates for lump sums in plan terminations, as in effect four months prior to the change in control, and the UP-1984 mortality table (both of which differ from the rates and assumptions used to calculate the lump sums reported in the Pension Plan Table). Amounts in this column also include amounts shown in the 2020 Non-Qualified Deferred Compensation table above.

Excise Tax Reimbursement (column c): Excise tax reimbursements apply only to agreements entered into prior to 2012. At December 31, 2020, no individual's payments would have exceeded applicable limits in the Code for parachute payments; therefore, no amounts are shown in this column.

PAYMENT UPON RETIREMENT, TERMINATION, DISABILITY OR DEATH

Our executive officers may also be entitled to receive certain benefits upon retirement, voluntary or involuntary termination, disability or death, as described below. The benefits reported in the following tables would be paid on a monthly basis and, other than the BRP defined contribution component, not as lump sum payments.

Retirement

Upon retirement at or after age 65, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Following retirement, our equity awards generally continue to vest in accordance with the remaining vesting period.

PAYMENT UPON RETIREMENT

Name	Pension Plan Benefit ($)	BRP Benefit - Defined Benefit Portion	BRP Benefit - Defined Contribution Portion	SERP Benefit ($)	Total ($)
Keith J. Allman	484,482	143,867	2,129,962	—	2,758,311
John G. Sznewajs	513,172	414,981	1,298,901	4,439,722	6,666,776
Richard A. O'Reagan	55,837	—	656,344	—	712,181
Jai Shah	238,749	47,700	746,564	—	1,033,013
Kenneth G. Cole	157,211	—	403,734	—	560,945

Termination

If a voluntary or involuntary termination of employment had occurred on December 31, 2020, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Absent an agreement for post-termination extended vesting, termination of employment would result in forfeiture to us of all unvested equity awards. Vested stock options would remain exercisable for 30 days, in the case of voluntary termination, or 90 days, in the case of involuntary termination, but not beyond the originally-specified option expiration date.

PAYMENT UPON TERMINATION

Name	Pension Plan Benefit ($)	BRP Benefit - Defined Benefit Portion	BRP Benefit - Defined Contribution Portion	SERP Benefit ($) (a)	Total ($)
Keith J. Allman	484,482	143,867	2,129,962	—	2,758,311
John G. Sznewajs	513,172	414,981	1,298,901	3,551,784	5,778,838
Richard A. O'Reagan	55,837	—	656,344	—	712,181
Jai Shah	238,749	47,700	746,564	—	1,033,013
Kenneth G. Cole	157,211	—	403,734	—	560,945

SERP Benefit (column a): Mr. Sznewajs would have been 80% vested in his SERP benefit if his employment had terminated on December 31, 2020.

Disability

If a disability had terminated the employment of any of our executive officers on December 31, 2020, the executive officer would receive the benefits as reported in the table below. In addition, each executive officer would receive a benefit of $144,000 per year, payable from our long-term disability insurance policy. Any disability benefit received would terminate upon the earliest of death, recovery from disability or age 65, at which time the applicable retirement, termination or death benefits would become effective. In addition, all restrictions on restricted shares and units would lapse and all unvested stock options would become exercisable for the period of time allowed under the original awards.

PAYMENT UPON DISABILITY

Name	BRP Benefit - Defined Benefit Portion	BRP Benefit - Defined Contribution Portion	SERP Benefit ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	169,360	2,129,962	—	17,251,554	19,550,876
John G. Sznewajs	595,003	1,298,901	7,319,758	4,871,174	14,084,836
Richard A. O'Reagan	—	656,344	—	3,610,620	4,266,964
Jai Shah	31,956	746,564	—	3,317,927	4,096,447
Kenneth G. Cole	—	403,734	—	2,676,067	3,079,801

Equity (column a): Disability would trigger vesting of unvested equity awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock awards and units (as shown in the last column of the "2020 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options (based on our closing stock price of $54.93 on December 31, 2020): $8,921,310 for Mr. Allman; $2,573,342 for Mr. Sznewajs; $1,850,004 for Mr. O'Reagan;$1,548,742 for Mr. Shah; and $1,371,479 for Mr. Cole.

Death

If death had terminated the employment of any of our executive officers on December 31, 2020, the surviving spouse of the executive officer would receive the benefits as set forth in the table below. If the executive officer does not have a surviving spouse, a designated beneficiary (if applicable) would receive the benefits below, with the exception of the SERP and Pension Plan benefits and the benefits under the defined benefit portion of the BRP. In addition, all restrictions on restricted shares and units would lapse and all unvested stock options would become exercisable for up to a year, but not beyond the originally-specified option expiration date.

PAYMENT UPON DEATH

Name	Pension Plan Benefit ($)	BRP Benefit ($) Defined Benefit Portion	Defined Contribution Portion	SERP Benefit ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	212,244	63,216	2,129,962	—	17,251,554	19,656,976
John G. Sznewajs	196,743	160,071	1,298,901	6,238,255	4,871,174	12,765,144
Richard A. O'Reagan	25,206	—	656,344	—	3,610,620	4,292,170
Jai Shah	90,083	18,113	746,564	—	3,317,927	4,172,687
Kenneth G. Cole	59,206	—	403,734	—	2,676,067	3,139,007

Equity (column a): Death would trigger vesting of unvested equity awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock awards and units (as shown in the last column of the "2020 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options (based on our closing stock price of $54.93 on December 31, 2020): $8,921,310 for Mr. Allman; $2,573,342 for Mr. Sznewajs; $1,850,004 for Mr. O'Reagan;$1,548,742 for Mr. Shah and $1,371,479 for Mr. Cole.

Other Arrangements

As noted above in our "Compensation Discussion and Analysis," it is our general policy not to enter into employment agreements, although, at our discretion, we may enter into severance arrangements or arrangements for an executive officer's service following termination of employment. Such arrangements may include continued vesting of equity awards that would otherwise be forfeited, as well as provisions restricting competitive activities following termination.

CEO PAY RATIO

To identify our median employee for purposes of the pay ratio disclosure, we reviewed the annual base salaries for all persons who were employed by us on October 1, 2020, excluding Mr. Allman, our President and CEO. We included all employees, whether employed on a full-time, part-time, seasonal or temporary basis and did not make any estimates, assumptions or adjustments to any annual base salaries.

We calculated annual total compensation for our median employee using the same methodology we used for our executive officers as set forth in the above 2020 Summary Compensation Table. The total compensation of the median employee was $51,492, including wages, overtime pay, non-equity incentive program pay and company 401(k) match. The annual total compensation of our CEO was $14,001,941. The resulting pay ratio is 272:1.

AUDIT COMMITTEE REPORT

The Audit Committee consists of eight members of the Board of Directors, each of whom is independent. The Audit Committee assists the Board of Directors in fulfilling the Board's responsibility for oversight of the integrity of our financial statements, the effectiveness of our internal controls over financial reporting, the qualifications, independence, performance and remuneration of our independent registered public accounting firm ("independent auditors"), the performance of our internal audit function, our compliance with legal and regulatory requirements, and compliance by our employees and officers with our Code of Ethics. Management is responsible for the accuracy of our financial statements and our reporting process, including our system of internal controls over financial reporting. In discharging its oversight responsibilities, the Audit Committee reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2020 and our processes to ensure the accuracy of our financial statements.

The Audit Committee obtained from and discussed with our independent auditors, PricewaterhouseCoopers LLP ("PwC"), the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee discussed with PwC any relationships that may impact PwC's objectivity and independence and satisfied itself as to PwC's independence. The Audit Committee confirmed that PwC's provision of non-audit services to us did not impair their independence. The Audit Committee discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The Audit Committee also met with PwC independent of management.

Based on the reviews and discussions with management and PwC described above, the Audit Committee recommended to the Board of Directors that our financial statements as of and for the year ended December 31, 2020 be included in our Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC. The Audit Committee also reappointed PwC as our independent auditors for 2021, which stockholders are being asked to ratify.

Audit Committee

Lisa A. Payne, Chair

Mark R. Alexander

Marie A. Ffolkes

Christopher A. O'Herlihy

Donald R. Parfet

John C. Plant

Charles K. Stevens

Reginald M. Turner

PRICEWATERHOUSECOOPERS LLP FEES

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered to us by our independent registered public accounting firm, PwC, for the years ended December 31, 2020 and 2019 were (in millions):

	2020	2019
Audit Fees	$7.0	$9.0
Audit-Related Fees	0.3	3.9
Tax Fees	1.9	1.9
All Other Fees	—	0.1
Total	$9.2	$14.9

- The Audit Fees for the years ended December 31, 2020 and 2019 were for services rendered for audits and quarterly reviews of our consolidated financial statements, audits of our internal controls over financial reporting, statutory audits, issuance of comfort letters, consents and assistance with review of documents filed with the SEC, and fees and expenses related to services rendered for carve-out audits in connection with dispositions.

- The Audit-Related Fees for the years ended December 31, 2020 and 2019 were for services rendered for due diligence related to acquisitions and, in 2019 dispositions, and employee benefit plan audits and compilations. The Audit-Related Fees for the year ended December 31, 2019 include fees for procedures related to royalty arrangements.

- The Tax Fees for the years ended December 31, 2020 and 2019 were for professional services related to tax return preparation and review, tax audit assistance, tax planning and tax advice related to reorganizations, acquisitions and dispositions and transfer pricing programs.

- All Other Fees for services rendered the year ended December 31, 2019 were for miscellaneous services, including fees for training related to PwC's digital services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has established a policy requiring its annual review and pre-approval of all audit services and permitted non-audit services to be performed by PwC. Our Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by PwC that are not encompassed by our Audit Committee's annual pre-approval. Our Audit Committee has delegated to our Audit Committee Chair the approval authority, on a case-by-case basis, for services outside or in excess of our Audit Committee's aggregate pre-approved levels, provided that the Chair shall report any such decisions to our Audit Committee at its next regular meeting. All of the services referred to in the table above for 2020 were pre-approved by our Audit Committee or our Audit Committee Chair and none of the services approved by our Audit Committee during 2020 were under the de minimis exception to pre-approval contained in the applicable rules of the SEC.

PROPOSAL 3: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Our Audit Committee is responsible for the appointment, remuneration, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. As part of its oversight, our Audit Committee and its Chair review and evaluate our lead audit engagement partner and participate in the selection of the new lead audit engagement partner in conjunction with the mandated rotation of that partner.

Our Audit Committee has selected the independent registered public accounting firm of PricewaterhouseCoopers LLP ("PwC") to audit our financial statements for the year 2021. We have retained PwC (or its predecessor) as our independent auditor since at least 1959, and our Audit Committee believes that the continued retention of PwC to serve as our independent auditor is in the best interests of our Company and our stockholders.

Representatives of PwC will be present at our Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions. If the selection of PwC is not ratified, our Audit Committee will consider selecting another independent registered public accounting firm as our independent auditors.

Our Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the year 2021.

The affirmative vote of a majority of the votes cast by shares entitled to vote is required for the ratification of the selection of independent auditors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors.

EXECUTIVE OFFICERS

Our Board of Directors elects our executive officers annually. Our current executive officers are listed below.

Name	Position	Age	Executive Officer Since
Keith J. Allman	President and Chief Executive Officer	58	2014
Kenneth G. Cole	Vice President, General Counsel and Secretary	55	2013
John P. Lindow	Vice President, Controller and Chief Accounting Officer	57	2011
Richard A. O'Reagan	Group President	57	2014
Jai Shah	Group President	54	2018
Renee Straber	Vice President, Chief Human Resource Officer	50	2014
John G. Sznewajs	Vice President, Chief Financial Officer	53	2005

Keith J. Allman: Mr. Allman's experience is described above in "Class II Directors (Term Expiring at the Annual Meeting in 2023)."

Kenneth G. Cole: Mr. Cole was elected Vice President, General Counsel and Secretary in 2013. Mr. Cole joined us in 2004 and has held positions of increasing responsibility in our legal department, serving most recently as Senior Assistant General Counsel and Director of Commercial Legal Affairs.

John P. Lindow: Mr. Lindow was elected Vice President, Controller and Chief Accounting Officer in 2017. He was a Masco Group Controller from 2000 to 2007. He then served as Vice President Administration—Plumbing Products Platform until 2009, and was elected as our Vice President, Controller in 2011.

Richard A. O'Reagan: Mr. O'Reagan was elected Group President in 2014. He joined Masco in 2008 as Vice President of Sales for Delta Faucet Company and in 2011 became the President of Delta Faucet Company.

Jai Shah: Mr. Shah was elected Group President in 2018. He most recently served as the President of Delta Faucet Company, a position he held since 2014. He previously served as the Vice President—Chief Human Resource Officer of Masco Corporation (2012-2014), Vice President Finance—Retail/Wholesale Platform since 2008, as a Group Vice President from 2007 to 2008, and as our Vice President—Strategic Planning from 2005 to 2007.

Renee Straber: Ms. Straber was elected Vice President, Chief Human Resource Officer in 2014, after serving as our Group Director—Human Resources since 2012. She joined Masco in 1995 as a Human Resource Representative for Delta Faucet Company and was promoted to Vice President, Human Resources for Delta Faucet Company in 2007.

John G. Sznewajs: Mr. Sznewajs was elected Vice President, Chief Financial Officer in 2007. He served as our Treasurer (2005-2016) and Vice President—Business Development (2003-2005).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of our common stock as of December 31, 2020 by (i) each of our directors and director nominees, (ii) each executive officer included in the 2020 Summary Compensation Table, (iii) all of our current directors and executive officers as a group (17 individuals), and (iv) all persons whom we know to be beneficial owners of five percent or more of our common stock. Except as indicated below, each person exercises sole voting and investment power with respect to the shares listed.

Name	Shares of Common Stock Beneficially Owned (a)	Percentage of Voting Power Beneficially Owned
Mark R. Alexander	23,541	*
Keith J. Allman	1,242,802	*
Kenneth G. Cole	194,052	*
Marie A. Ffolkes	7,603	*
J. Michael Losh	68,179	*
Richard A. Manoogian	307,333	*
Christopher A. O'Herlihy	31,666	*
Richard A. O'Reagan	156,727	*
Donald R. Parfet	28,064	*
Lisa A. Payne	31,254	*
John C. Plant	30,474	*
Jai Shah	230,501	*
Charles K. Stevens	8,140	*
John G. Sznewajs	526,687	*
Reginald M. Turner	20,846	*
All directors and executive officers of Masco as a group	3,115,090	1.2%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	19,785,438	7.6%
Massachusetts Financial Services Company 111 Huntington Avenue, Boston, MA 02199	18,824,850	7.2%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	28,615,253	10.9%

* Less than one percent.

Shares of Common Stock Beneficially Owned (column a): The amounts reported in this column include:

- For Mr. Losh, 60,846 shares held in a trust.

- For Mr. Manoogian, an aggregate of 100,000 shares owned by charitable foundations for which he serves as a director or officer. The directors and officers of the foundations share voting and investment power with respect to shares owned by the foundations, but Mr. Manoogian disclaims beneficial ownership of such shares. Excluding unvested restricted stock shares and shares that he has a right to acquire, substantially all of the shares beneficially owned by Mr. Manoogian (other than unvested restricted stock and shares he has a right to acquire) have been pledged.

- For Mr. Parfet, 80 shares held in a trust.

- For Ms. Payne, 875 shares held in a trust.

- Based on a Schedule 13G filed with the SEC on January 29, 2021, on December 31, 2020 BlackRock, Inc. (through certain of its subsidiaries) beneficially owned 19,785,438 shares of our common stock, with sole voting power over 16,973,145 shares and sole dispositive power over all the shares.

- Based on a Schedule 13G filed with the SEC on February 11, 2021, on December 31, 2020 Massachusetts Financial Services Company beneficially owned 18,824,850 shares of our common stock, with sole voting power over 17,494,100 of the shares and sole dispositive power over all of the shares.

- Based on a Schedule 13G filed with the SEC on February 10, 2021, on December 31, 2020 The Vanguard Group (and certain of its subsidiaries) beneficially owned 28,615,253 shares of our common stock, with sole voting power over none of the shares and shared voting power over 425,318 shares, and sole dispositive power over 27,472,849 shares and shared dispositive power over 1,142,404 shares.

- Shares of unvested restricted stock awards and shares that may be acquired on or before March 1, 2021 upon the vesting of restricted stock units and the exercise of stock options, as reflected in the table below. Holders have sole voting, but no investment power, over unvested restricted stock awards and have neither voting nor investment power over unvested restricted stock units or unexercised stock option shares.

Name	Unvested Restricted Stock Awards	Shares that may be acquired on or before March 1, 2021 upon vesting of restricted stock units	Shares that may be acquired on or before March 1, 2021 upon exercise of stock options
Mark R. Alexander	3,687	—	—
Keith J. Allman	118,242	11,136	911,385
Kenneth G. Cole	18,680	1,690	138,538
Marie A. Ffolkes	4,417	—	—
J. Michael Losh	3,687	—	—
Richard A. Manoogian	3,687	—	—
Christopher A. O'Herlihy	3,687	—	—
Richard A. O'Reagan	25,152	2,300	125,274
Donald R. Parfet	3,687	—	—
Lisa A. Payne	3,687	—	—
John C. Plant	3,687	—	—
Jai Shah	25,828	2,126	70,279
Charles K. Stevens	3,944	—	—
John G. Sznewajs	33,022	2,936	307,763
Reginald M. Turner	3,687	—	—
All current directors and executive officers of Masco as a group	283,955	22,414	1,713,349



2021 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of Masco Corporation is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders of Masco Corporation to be held on Wednesday, May 12, 2021 at 9:30 a.m. Eastern Time, and at any adjournment or postponement of the Annual Meeting. This proxy statement and the enclosed proxy card are being mailed or otherwise made available to stockholders on or about March 31, 2021. We are concurrently mailing to stockholders a copy of our 2020 Annual Report to Stockholders, which includes our Form 10-K for the year ended December 31, 2020.

Who is entitled to vote at the Annual Meeting?

Our Board established the close of business on March 15, 2021 as the record date to determine the stockholders entitled to receive a notice of, and to vote at, our Annual Meeting or an adjournment or postponement of the meeting. On the record date, there were 253,903,938 shares of our common stock, $1 par value, outstanding and entitled to vote. Each share of our common stock represents one vote that may be voted on each matter that may come before the Annual Meeting.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted by the persons named as proxy holders in accordance with the instructions given. If no instructions are indicated on a proxy, properly executed proxies will be voted as follows:

• FOR each Class III Director nominee;

• FOR the approval of the compensation paid to our named executive officers; and

• FOR the ratification of PricewaterhouseCoopers LLP as our independent auditors for 2021.

What is the difference between holding shares as a record holder and as a beneficial owner?

If your shares are registered in your name with our registrar and transfer agent, Computershare, you are the "record holder" of those shares. If you are a record holder, we have provided these proxy materials directly to you.

If your shares are held in a stock brokerage account, or with a bank or other holder of record, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials have been forwarded to you by your bank or broker. As the beneficial owner, you have the right to instruct that organization on how to vote your shares.

What is a broker non-vote?

If your shares are held in "street name" through a bank, broker or other nominee, you must provide voting instructions to that organization. If you do not provide voting instructions, the organization may vote in its discretion on routine proposals, but not on non-routine proposals, resulting in a "broker non-vote" for those non-routine proposals. Only our Proposal 3, Ratification of Selection of Independent Auditors, is a routine proposal.

How are abstentions and broker non-votes treated?

Abstentions and broker non-votes are not treated as votes cast with respect to any of the proposals on the agenda, so they will not have an effect on the outcome of the proposals.

What constitutes a quorum?

To conduct business at our Annual Meeting, we must have a quorum of stockholders present. A quorum is present when a majority of the outstanding shares of stock entitled to vote, as of the record date, are represented in person or by proxy. Broker non-votes and abstentions will be counted toward the establishment of the quorum.

How can I submit my vote?

There are four methods you can use to vote: by internet, by telephone, by mail or at the meeting. Submitting your proxy by internet, telephone or mail will not affect your right to attend the Annual Meeting and change your vote. Unless you are voting at the meeting, your vote must be received by 11:59 p.m. Eastern Time on May 11, 2021.

Method	Record Holder	Beneficial Owner
Internet	Have your proxy card available and log on to www.proxyvote.com.	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Telephone	Have your proxy card available and call (800) 690-6903 from a touchtone telephone anywhere (toll free only in the United States).	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Mail	Mark, date, sign and promptly mail the enclosed proxy card in the postage-paid envelope provided for mailing in the United States.	Mark, date, sign and promptly mail the voting instruction form provided by your bank or broker in the postage-paid envelope provided for mailing in the United States.
At The Meeting	You may vote by ballot at the Annual Meeting.	You may vote by ballot at the Annual Meeting.

How many votes are needed for each proposal to pass?

All of the matters to be considered at our Annual Meeting require the approval of a majority of the votes that are actually cast.

Our Bylaws provide that, in uncontested elections, directors are elected if the majority of votes cast FOR each nominee exceed the votes cast AGAINST such nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each director nominee will provide to us an irrevocable resignation if the majority of the votes cast are against him or her. The resignation will be effective within 90 days after the election results are certified, if the Board (excluding nominees who did not receive a majority of votes for their election) accepts the resignation, which it will do in the absence of a compelling reason otherwise.

If you are the stockholder of record, and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Is my proxy revocable?

You may revoke your proxy before it is exercised at the Annual Meeting, by timely delivering a subsequent proxy or by notifying us in writing of such revocation to the attention of Kenneth G. Cole, Secretary, at 17450 College Parkway, Livonia, Michigan 48152 before your proxy is voted. Unless you revoke your proxy at the meeting, your revocation must be received by 11:59 p.m. Eastern Time on May 11, 2021.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

We are paying the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. In addition, we have retained Morrow Sodali LLC, 470 West Avenue, Third Floor, Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee of $12,000, plus expenses. If you have questions about voting your shares, you may call Morrow Sodali LLC, at (877) 787-9239 (for individual stockholders) or (203) 658-9400 (for banks and brokerage firms). We will reimburse brokers and other persons holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Messrs. Allman and Cole, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any reason any of our director nominees is not available as a candidate, Messrs. Allman and Cole may vote your shares for another candidate (or candidates) who may be nominated by the Board, or the Board may reduce its size.

What is "householding" and how does it affect me?

The proxy rules of the SEC permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs.

We have been notified that certain intermediaries will use householding for our proxy materials and our 2020 Annual Report. Therefore, only one proxy statement and 2020 Annual Report may have been delivered to your address if multiple stockholders share that address. Stockholders who wish to opt out of this procedure and receive separate copies of the proxy statement and annual report in the future, or stockholders who are receiving multiple copies and would like to receive only one copy, should contact their bank, broker or other nominee or us at the address and telephone number below.

We will promptly send a separate copy of the proxy statement for the Annual Meeting or 2020 Annual Report if you send your request to webmaster@mascohq.com, call our Investor Relations Department at (313) 792-5500, or if you write to Investor Relations, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

Our Website

We maintain a website at www.masco.com. The information on our website is not a part of this proxy statement, and it is not incorporated into this proxy statement or any other filings we make with the SEC.

2022 ANNUAL MEETING OF STOCKHOLDERS

If you wish to submit a proposal to be considered at our 2022 Annual Meeting, you must comply with the following procedures. Any communication to be made to our Secretary as described below should be sent to: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

PROXY STATEMENT PROPOSAL

If you intend to present proposals to be included in our proxy statement for our 2022 Annual Meeting, you must give written notice of your intent to our Secretary on or before December 1, 2021 (120 calendar days prior to the anniversary of our mailing this proxy statement). The proposals must comply with SEC regulations under Rule 14a-8 for including stockholder proposals in a company's materials.

MATTER FOR ANNUAL MEETING AGENDA

If you intend to bring a matter before next year's meeting, other than by submitting a proposal to be included in our proxy statement, we must receive notice in accordance with our Bylaws, which state that our Secretary must receive your notice no earlier than January 12, 2022 and no later than February 11, 2022. For each matter you intend to bring before the meeting, your proposal must be in compliance with all of the requirements in our Bylaws.

DIRECTOR CANDIDATE NOMINATION

If you wish to nominate director candidates for election to the Board at the 2022 Annual Meeting (but not for inclusion in our proxy statement), you must submit the information required by our Certificate of Incorporation and our Bylaws to our Secretary no later than February 14, 2022 and the nomination must be in compliance with all the requirements in our Bylaws.

PROXY ACCESS DIRECTOR CANDIDATE NOMINATION

Our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in our proxy statement. The nominating stockholder or group of stockholders must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for our 2022 Annual Meeting must be received by our Secretary no earlier than November 1, 2021 and no later than December 1, 2021.

OTHER MATTERS

The Board of Directors knows of no other matters to be voted upon at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote the shares represented by the proxy in their discretion with respect to such matters.

By Order of the Board of Directors,



Kenneth G. Cole
Vice President, General Counsel and Secretary

Livonia, Michigan
March 31, 2021



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